Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Plasmology4, Inc.
8502 E Princess Dr. Ste 210
Scottsdale, AZ 85255
https://www.plasmology4.com/

Up to $1,234,999.35 in Common Stock at $1.17
Minimum Target Amount: $14,999.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Plasmology4, Inc.
Address: 8502 E Princess Dr. Ste 210, Scottsdale, AZ 85255
State of Incorporation: NV
Date Incorporated: February 26, 2010

Terms:

Equity

Offering Minimum: $14,999.40 | 12,820 shares of Common Stock
Offering Maximum: $1,234,999.35 | 1,055,555 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.17
Minimum Investment Amount (per investor): $499.59

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Shareholders' Agreement

By agreeing to subscribe to this offering, you are also agreeing to join The First Amended and Restated Shareholders' Agreement as a Shareholder. Please see Exhibit F of the Company's Offering Memorandum to review the provisions of the agreement.

As part of the Subscription & Joinder Agreement (Section 6(e)), the Company has waived the conditions to transfer laid out in Sections 2.3(i) and 2.3(ii) to allow the transfer of Common Stock sold in this offering on the secondary market operated by StartEngine.

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Shares

As you are an existing shareholder in Plasmology4, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1

Invest $1,000+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 2

Invest $5,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 3

Invest $10,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 4

Invest $20,000+ within the first 2 weeks and receive 20% bonus shares.

Early Bird 5

Invest $50,000+ within the first 2 weeks and receive 25% bonus shares.

Amount-Based Perks

Tier 2 Perk

Invest $5,000+ and receive 5% bonus shares.

Tier 3 Perk

Invest $10,000+ and receive 10% bonus shares.

Tier 4 Perk

Invest $20,000+ and receive 15% bonus shares.

Tier 5 Perk

Invest $50,000+ and receive 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Plasmology4, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.17 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $117. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Plasmology4, Inc. ("Plasmology4" or the "Company") is a C-Corp. organized under the laws of the state of Nevada. Plasmology4 originally operated as Cold Plasma Medical Technologies Inc. but filed an amendment on 12/18/2014 to change the legal name to Plasmology4, Inc.

Plasmology4, Inc. is in the pre-revenue, pre-commercialization stage of development and is seeking regulatory approval.

Plasmology4 is developing the use of non-thermal plasma technology (cold plasma) for healthcare applications with its proprietary Plaz4 Technology.

We believe Plasmology4's anticipated first product has the potential to help address both the worldwide problems of antibioticresistant bacteria and non-healing (chronic) wounds. Results from the company's in vitro studies and in vivo animal studies, demonstrate that Plaz4 simultaneously kills pathogens (including antibiotic-resistant strains) and heals wounds, providing the potential for the product to be a drug-free, painless, fast and cost-effective therapy. Human clinical studies are needed to confirm and prove this, and FDA market approval is required.

Plasmology4 is designing the Plaz4 1000 System to facilitate a Consumable Business Model. The System consists of a Power Unit (capital equipment) and consumable/disposable components, that is, Gas Canister and Disposable Applicator. The company intends to consign the capital equipment to the customer and only charge for the consumables. In order to perform a procedure, the user must utilize a Plaz4 Gas Canister and a Disposable Applicator, both of which are used on a per procedure basis. RFID technology is built into the System to ensure that only authentic Plaz4 consumables can be used.

We believe this business model can be especially unique for the customer by eliminating the requirement to purchase the capital equipment.

Summary of IP

Plasmology4 has created a strong and valuable patent portfolio with 45 issued patents (34 United States, 11 European), more patents pending, and concepts being drafted into patent applications. Additionally, the company has developed a significant amount of "know-how," which is being kept confidential as trade secrets.

Competitors and Industry

MARKET

Based on internal calculations, the total addressable market for our expected Plaz4 Technology is estimated to be over $100B annually. We anticipate that Plasmology4 will initially target the Wound Care and Infection Control and Prevention market segments which are estimated to have a combined total addressable market of over $50B.

COMPETITORS

Given that Plaz4 is an entirely new technology and treatment paradigm, we believe it has no direct competition. Plaz4 technology can be a revolutionary treatment option but it has not yet been approved by the FDA and is not currently available as a healthcare treatment option. Currently approved drugs (e.g., antibiotics), devices and therapies (e.g., hyperbaric oxygen; negative pressure wound therapy) used for bacterial infections and wound care/healing are all considered indirect competition. That said, Plasmology4 believes that its Plaz4 1000 System has the potential to be used in conjunction with these existing products, i.e., complementary, or a replacement for these existing products.

Current Stage and Roadmap

CURRENT STAGE

The company has developed the Plaz4 technology platform, created the first product from the platform and is engaged with the FDA for the company's first product. Plasmology4 provided FDA with the necessary science and data to get our first product into their Breakthrough Devices Program. In the near future, we will be commencing the necessary pre-clinical studies, followed by a human clinical study as required by FDA in our effort to gain market approval. We expect to submit our pre-clinical study results to FDA in 2025.

Other milestones include the 45 issued patents we now own, and all of the science and data we have created along the way.

FUTURE ROADMAP

The company's immediate focus is to get our first product to market and get to cash flow positive as soon as possible. We believe we have the potential to maximize the opportunity first in the US, and then pursue select international opportunities. As soon as feasible and when it makes the most sense, the company anticipates that it will start developing Plaz4 for additional indications and applications, assuming we have positive regulatory feedback.

The Team

Officers and Directors

Name: Robert M. Hummel

Robert M. Hummel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer and Board Member
  Dates of Service: February, 2010 - Present
  Responsibilities: As the Chief Executive Officer of Plasmology4, a start-up company focused on the research, development and commercialization of its Plaz4 technology for medical applications, I lead a team of talented and dedicated engineers, scientists, and medical device experts who share my vision and values. Robert currently receives a salary compensation of $300,000 for this role. Robert will be providing Form C sign-off as the Company's Principal Accounting Officer.

Name: James Ronald Lawson, Jr.

James Ronald Lawson, Jr.'s current primary role is with S&L Holdings, LLC. James Ronald Lawson, Jr. currently services less than one hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: May, 2021 - Present
  Responsibilities: James provides guidance, oversight, and general support for the company as a board member. Further involvement relates to market entry strategy and planning for operational scale and revenue generation. James does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: S&L Holdings, LLC
  Title: Principal
  Dates of Service: April, 2013 - Present
  Responsibilities: Leadership and co-ownership in all holding company entities. Direct management responsibility and accountability to internal employees and external business partners organized through equity partnerships, joint ventures, and service agreements.

Name: Marc Jacofsky

Marc Jacofsky's current primary role is with Healthcare Outcomes Performance Company (DBA HOPCo). Marc Jacofsky currently services 20-30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Scientific Officer
  Dates of Service: January, 2010 - Present
  Responsibilities: Support technical and research content development, appear in digital media as requested, and answer technical questions. Marc currently receives salary compensation of $100,000 for this role.

Other business experience in the past three years:

- Employer: Healthcare Outcomes Performance Company (DBA HOPCo)
  Title: Chief Scientific Officer
  Dates of Service: April, 2006 - Present
  Responsibilities: Oversee all research for 30 musculoskeletal clinical practices and new healthcare technologies.

Name: Gregory Watson

Gregory Watson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer & Chief Innovation Officer
  Dates of Service: April, 2010 - Present
  Responsibilities: I invent forward-thinking medical technologies in the Cold Plasma Space. Gregory currently receives salary compensation of $250,000 for this role.

Name: Stephen A Brigido Jr.

Stephen A Brigido Jr.'s current primary role is with Celularity Inc.. Stephen A Brigido Jr. currently services less than 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: February, 2010 - Present
  Responsibilities: Stephen is a board of directors member and will assist with structure. Stephen does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Celularity Inc.
  Title: President
  Dates of Service: September, 2019 - Present
  Responsibilities: I manage the commercial biomaterials and non-oncology Research and Development team. I am a named officer of the company.

Other business experience in the past three years:

- Employer: Lehigh Valley Health Network
  Title: Physician
  Dates of Service: July, 2021 - Present
  Responsibilities: I was a part-time foot and ankle surgeon.

Name: Kevin McDowell

Kevin McDowell's current primary role is with Griffith Holdings, LLC. Kevin McDowell currently services less than 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2010 - Present
  Responsibilities: Board of Directors Member. Kevin does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Griffith Holdings, LLC
  Title: Manager
  Dates of Service: January, 2023 - Present
  Responsibilities: Manager of a family office.

Name: Andrew Woodfin Miller Jr

Andrew Woodfin Miller Jr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: April, 2014 - Present
  Responsibilities: Board Member. Andrew does not currently receive salary compensation for this role.

Name: Ronald D Robinson

Ronald D Robinson's current primary role is with Cold Plasma Medical Ventures. Ronald D Robinson currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Director, Secretary
  Dates of Service: February, 2010 - Present
  Responsibilities: I was one of the four original founders of the company. Ronald does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Cold Plasma Medical Ventures
  Title: President
  Dates of Service: January, 2010 - Present
  Responsibilities: Healthcare/Business Consultant. Assisting businesses with business development as well as preparation for Sale or Acquisition.

Name: David Jacofsky, MD

David Jacofsky, MD's current primary role is with Healthcare Outcomes Performance Company (HopCo) . David Jacofsky, MD currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board of Directors & Scientific Advisory Board Member
  Dates of Service: January, 2024 - Present
  Responsibilities: Leads the Board of Directors in the governance of the company

Other business experience in the past three years:

- Employer: The Core Institute
  Title: CEO and Chairman
  Dates of Service: January, 2005 - Present
  Responsibilities: Leading the business aspects of the orthopedic practice and also a practicing orthopedic surgeon.

Other business experience in the past three years:

- Employer: Healthcare Outcomes Performance Company (HopCo)
  Title: CEO
  Dates of Service: January, 2005 - Present
  Responsibilities: Leading the business efforts of the company which provides management services for comprehensive musculoskeletal care delivery, management and value creation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock shares in the amount of up to $1,234,999.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service

It is possible that there may never be an operational Plaz4 Technology product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our Plaz4 1000 product. Delays or cost overruns in the development of our Plaz4 1000 product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Plasmology4, Inc. (formerly known as Cold Plasma Medical Technologies, Inc.) was formed on February 26, 2010. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Plasmology4 has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that the Plaz4 1000 is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business,

financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

If we fail to maintain regulatory approvals and clearances, or are unable to obtain, or experience significant delays in obtaining, FDA clearances or approvals for our future products or product enhancements, our ability to commercially distribute and market these products could suffer.

Our products are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all. In particular, the FDA permits commercial distribution of a new medical device only after the device has received clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or is the subject of an approved premarket approval application, or PMA unless the device is specifically exempt from those requirements. The FDA will clear marketing of a lower risk medical device through the 510(k) process if the manufacturer demonstrates that the new product is substantially equivalent to other 510(k)-cleared products. High risk devices deemed to pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices, or devices not deemed substantially equivalent to a previously cleared device, require the approval of a PMA. The PMA process is more costly, lengthy and uncertain than the 510(k) clearance process. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing, and labeling data, to demonstrate to the FDA's satisfaction the safety and efficacy of the device for its intended use. The FDA has indicated that our Plaz4® device, which we anticipate will require 510(k) clearance, will require additional safety and efficacy data beyond that typically required for a 510(k) clearance for certain indications for use. We do anticipate that final design and development improvements to the Plaz4® 1000 System will be necessary in order to obtain FDA clearance/approval, and/or, begin manufacture and sale of the product. These improvements may require a significant amount of time and money to complete, and, could affect our ability to obtain FDA clearance/approval and the time it will take to begin sale of the product. Our failure to comply with U.S. federal, state, and foreign governmental regulations could lead to the issuance of warning letters or untitled letters, the imposition of injunctions, suspensions or loss of regulatory clearance or approvals, product recalls, termination of distribution, product seizures, or civil penalties. In the most extreme cases, criminal sanctions or closure of our manufacturing facility are possible. Foreign governmental authorities that regulate the manufacture and sale of medical devices have become increasingly stringent and, to the extent we market and sell our products internationally, we may be subject to rigorous international regulation in the future. In these circumstances, we would rely significantly on foreign independent distributors to comply with the varying regulations, and any failures on their part could result in restrictions on the sale of our products in foreign countries.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
DJJ Trust	15,954,372	Common Stock	13.67%

The Company's Securities

The Company has authorized Common Stock, Series A Common (A), Convertible Note, Convertible Note, Convertible Note, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,055,555 of Common Stock.

Common Stock

The amount of security authorized is 200,000,000 with a total of 114,437,253 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 19,233,573 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 23,361,588 shares to be issued pursuant to stock options issued.

The total amount outstanding does NOT include 6,638,412 shares to be issued pursuant to stock options, reserved but unissued.

By agreeing to subscribe to this offering, you are also agreeing to join The First Amended and Restated Shareholders' Agreement as a Shareholder. Please see Exhibit F of the Company's Offering Memorandum to review the provisions of the agreement.

As part of the Subscription & Joinder Agreement (Section 6(e)), the Company has waived the conditions to transfer laid out in Sections 2.3(i) and 2.3(ii) to allow the transfer of Common Stock sold in this offering on the secondary market operated by StartEngine.

Series A Common (A)

The amount of security authorized is 10,000,000 with a total of 2,309,244 outstanding.

Voting Rights

1 vote for each Series A Common Shareholder

Material Rights

Piggyback Registration Rights - If, at any time, the Company proposes to register any of its equity securities under the Securities Exchange Act of 1933, as amended, it will give written notice by registered mail, at least 30 days prior to the filing of each such registration statement, to the Series A Stock holders of its intention to do so. If any of the Series A Stock holders notify the Company within 20 business days after receipt of any such notice of their desire to include any such securities in such proposed registration statement, the Company will afford the Series A Stock holders the opportunity to have any Series A Stock they hold registered under such registration statement (the "Piggyback Registration"). Notwithstanding the foregoing, the Company will have the right at any time after it has given written notice of its intent to register any of its equity securities (irrespective of whether a written request for inclusion of any such securities will have been made) to elect not to file any such proposed registration statement, or to withdraw the same after the filing but prior to the effective date thereof. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their reasonable opinion, based upon market conditions, the number of securities requested to be included in such registration exceeds the number which can be sold in such

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $150,000.00
Maturity Date: July 16, 2026
Interest Rate: 10.0%
Discount Rate: 10.0%
Valuation Cap: $90,000,000.00
Conversion Trigger: 1) Immediately after a $5.0 million raise in a future equity offering, 2) following a merger, consolidation, divestiture or other disposition of substantially all of the assets or equity of the Company, or 3) upon the closing of an underwritten public offering of shares of the Company. The convertible note holder has the right to convert at a pre-money valuation of $90,000,000.

Material Rights

The holder of this Convertible Note is a member of the Company's board of directors.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: July 11, 2026
Interest Rate: 10.0%
Discount Rate: 10.0%
Valuation Cap: $90,000,000.00
Conversion Trigger: 1) Immediately after a $5.0 million raise in a future equity offering, 2) following a merger, consolidation, divestiture or other disposition of substantially all of the assets or equity of the Company, or 3) upon the closing of an underwritten public offering of shares of the Company. The convertible note holder has the right to convert at a pre-money valuation of $90,000,000.

Material Rights

The holder of this Convertible Note is a member of the Company's board of directors.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: July 16, 2024
Interest Rate: 10.0%
Discount Rate: 10.0%
Valuation Cap: $90,000,000.00
Conversion Trigger: 1) Immediately after a $5.0 million raise in a future equity offering, 2) following a merger, consolidation, divestiture or other disposition of substantially all of the assets or equity of the Company, or 3) upon the closing of an underwritten public offering of shares of the Company. The convertible note holder has the right to convert at a pre-money valuation of $90,000,000.

Material Rights

The holder of this Convertible Note is a member of the Company's board of directors.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $500,000.00

Maturity Date: July 15, 2026
Interest Rate: 10.0%
Discount Rate: 10.0%
Valuation Cap: $90,000,000.00
Conversion Trigger: 1) Immediately after a $5.0 million raise in a future equity offering, 2) following a merger, consolidation, divestiture or other disposition of substantially all of the assets or equity of the Company, or 3) upon the closing of an underwritten public offering of shares of the Company. The convertible note holder has the right to convert at a pre-money valuation of $90,000,000.

Material Rights

The holder of this Convertible Note is a shareholder of the Company.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $50,000.00
Maturity Date: July 16, 2026
Interest Rate: 10.0%
Discount Rate: 10.0%
Valuation Cap: $90,000,000.00
Conversion Trigger: 1) Immediately after a $5.0 million raise in a future equity offering, 2) following a merger, consolidation, divestiture or other disposition of substantially all of the assets or equity of the Company, or 3) upon the closing of an underwritten public offering of shares of the Company. The convertible note holder has the right to convert at a pre-money valuation of $90,000,000.

Material Rights

The holder of this Convertible Note is a shareholder of the Company.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $3,000,000.00
Number of Securities Sold: 4,859,067
Use of proceeds: Provide capital to continue product research and develop activities, fund general and administrative expenses including salaries, rent, legal and professional fees and information technology expenses.
Date: August 24, 2021
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $135,000.00
Number of Securities Sold: 150,000
Use of proceeds: Provide capital to continue product research and develop activities, fund general and administrative expenses including salaries, rent, legal and professional fees and information technology expenses.
Date: February 16, 2022
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $150,000.00
Number of Securities Sold: 166,667
Use of proceeds: Provide capital to continue product research and develop activities, fund general and administrative expenses including salaries, rent, legal and professional fees and information technology expenses.
Date: March 21, 2022
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $5,000,000.00
Number of Securities Sold: 6,669,239
Use of proceeds: Provide capital to continue product research and develop activities, fund general and administrative expenses including salaries, rent, legal and professional fees and information technology expenses.
Date: March 21, 2022
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $2,500,000.00
Number of Securities Sold: 2,836,111
Use of proceeds: Provide capital to continue product research and develop activities, fund general and administrative expenses including salaries, rent, legal and professional fees and information technology expenses.
Date: May 24, 2023
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,000,000.00
Number of Securities Sold: 1,213,094
Use of proceeds: Provide capital to continue product research and develop activities, fund general and administrative expenses including salaries, rent, legal and professional fees and information technology expenses.
Date: May 01, 2024
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $250,000.00
Number of Securities Sold: 250,000
Use of proceeds: Provide capital to continue product research and develop activities, fund general and administrative expenses including salaries, rent, legal and professional fees and information technology expenses.
Date: July 17, 2024
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $150,000.00
  Use of proceeds: Product development expenses and operating expenses including rent, payroll and professional services.
  Date: July 16, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Product development expenses and operating expenses including rent, payroll and professional services.
  Date: July 11, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Product development expenses and operating expenses including rent, payroll and professional services.
  Date: July 16, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $500,000.00
  Use of proceeds: Product development expenses and operating expenses including rent, payroll and professional services.
  Date: July 15, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Product development expenses and operating expenses including rent, payroll and professional services.
  Date: July 16, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $150,000.00
  Number of Securities Sold: 150,000
  Use of proceeds: Research and development expenses, intellectual property expenses, regulatory expenses, accounts payable, repayment of debts, inventory buildup, payroll and benefits, general administrative, and working capital purposes.
  Date: October 15, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company does not have sufficient cash reserves to operate without raising additional funds prior to the finalization of its product design, approval and certification of its product for release by the FDA and preparation for commercialization.

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 6 months. This is based on an average projected monthly burn rate of $750,000 for expenses related to product development and design expenses, employee wages and health insurance, rent and other operating expenses.

Currently, the Company is planning for future sources of capital including additional equity funding to achieve revenue generation.

Foreseeable major expenses based on projections:

Major expenses will include product research and development, expenses associated with FDA testing and other regulatory activities and general and administrative expenses associated with legal and professional fees, salaries, rent, consulting fees and costs to develop a financial, operational and regulatory infrastructure for commercialization.

Future operational challenges:

The Company must complete its product design and release to manufacturing, complete required FDA testing and achieve certification, hire key employees in operations, accounting, regulatory, customer service and engineering, and build the necessary processes and infrastructure to successfully commercialize its product.

Future challenges related to capital resources:

Future challenges include raising sufficient capital through equity raises to continue product development and FDA regulatory activities without delaying key, interrelated activities.

Future milestones and events:

Future milestones include finalization of product design and release to production, completion of regulatory testing and achievement of FDA certification.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 31, 2024, the Company has $514,307 cash on hand and is seeking additional funds from shareholders.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. We believe these funds are critical to our Company operations and are required to support product development and activities leading to FDA market approval of the Company's product.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. If the Company were to achieve its maximum funding goal, 55% of its financial resources will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, the direct proceeds of this raise will be used for StartEngine Platform and Service fees and associated marketing costs. The current average monthly cash burn rate for the Company is $215,000 exclusive of contract product development and design expenses. The Company would be able to operate for a four-month period of time while it raises capital from other sources if a temporary pause was placed on external contract product development and design expenses. We intend to continue raising capital after the Reg CF, likely via a Reg A+ to fund our operational and cash needs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 6 months. This is based on an average projected monthly burn rate of $750,000 for expenses related to product development and design expenses, employee wages and health insurance, rent and other operating expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is planning for future sources of capital including additional equity funding.

Indebtedness

- Creditor: Watts Investments, LLC
  Amount Owed: $500,000.00
  Interest Rate: 10.0%
  Maturity Date: July 16, 2026
  1) Immediately after a $5.0 million raise in a future equity offering, 2) following a merger, consolidation, divestiture or other disposition of substantially all of the assets or equity of the Company, or 3) upon the closing of an underwritten public offering of shares of the Company. The convertible note holder has the right to convert at a pre-money valuation of $90,000,000.

- Creditor: DJJ Trust
  Amount Owed: $50,000.00
  Interest Rate: 10.0%
  Maturity Date: July 16, 2026
  1) Immediately after a $5.0 million raise in a future equity offering, 2) following a merger, consolidation, divestiture or other disposition of substantially all of the assets or equity of the Company, or 3) upon the closing of an underwritten public offering of shares of the Company. The convertible note holder has the right to convert at a pre-money valuation of $90,000,000.

- Creditor: James A. Muller, II
  Amount Owed: $50,000.00
  Interest Rate: 10.0%
  Maturity Date: July 16, 2026
  1) Immediately after a $5.0 million raise in a future equity offering, 2) following a merger, consolidation, divestiture or other disposition of substantially all of the assets or equity of the Company, or 3) upon the closing of an underwritten public offering of shares of the Company. The convertible note holder has the right to convert at a pre-money valuation of $90,000,000.

- Creditor: The Lawson Marriage Trust
  Amount Owed: $100,000.00
  Interest Rate: 10.0%
  Maturity Date: July 16, 2026
  1) Immediately after a $5.0 million raise in a future equity offering, 2) following a merger, consolidation, divestiture or other disposition of substantially all of the assets or equity of the Company, or 3) upon the closing of an underwritten public offering of shares of the Company. The convertible note holder has the right to convert at a pre-money valuation of $90,000,000.

- Creditor: MFWIC, LP
  Amount Owed: $150,000.00
  Interest Rate: 10.0%
  Maturity Date: July 16, 2026
  1) Immediately after a $5.0 million raise in a future equity offering, 2) following a merger, consolidation, divestiture or other disposition of substantially all of the assets or equity of the Company, or 3) upon the closing of an underwritten public offering of shares of the Company. The convertible note holder has the right to convert at a pre-money valuation of $90,000,000.

- Creditor: The Lawson Marriage Trust
  Amount Owed: $250,000.00
  Interest Rate: 10.0%
  Maturity Date: February 21, 2025

- Creditor: MFWIC, LP
  Amount Owed: $100,000.00
  Interest Rate: 10.0%
  Maturity Date: March 25, 2024

- Creditor: Cardinal Health
  Amount Owed: $1,000,000.00
  Interest Rate: 8.0%
  Maturity Date: December 11, 2017

Although on our balance sheet, Cardinal Health has elected not to collect this debt.

- Creditor: Joe Kent
  Amount Owed: $32,190.00
  Interest Rate: 10.0%
  Maturity Date: January 10, 2024

Related Party Transactions

- Name of Entity: DJJ Trust
  Names of 20% owners: David Jacofsky
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $50,000 Convertible Note
  Material Terms: 10% interest rate. 1) Immediately after a $5.0 million raise in a future equity offering, 2) following a merger, consolidation, divestiture or other disposition of substantially all of the assets or equity of the Company, or 3) upon the closing of an underwritten public offering of shares of the Company. The convertible note holder has the right to convert at a pre-money valuation of $90,000,000.

- Name of Entity: MFWIC, LLC
  Names of 20% owners: Andrew Miller, Jr.
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $150,000 Convertible Note
  Material Terms: 10% interest rate. 1) Immediately after a $5.0 million raise in a future equity offering, 2) following a merger, consolidation, divestiture or other disposition of substantially all of the assets or equity of the Company, or 3) upon the closing of an underwritten public offering of shares of the Company. The convertible note holder has the right to convert at a pre-money valuation of $90,000,000.

- Name of Entity: Lawson Marriage Trust
  Names of 20% owners: Jay Lawson
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $100,000 Convertible Note
  Material Terms: 10% interest rate. 1) Immediately after a $5.0 million raise in a future equity offering, 2) following a merger, consolidation, divestiture or other disposition of substantially all of the assets or equity of the Company, or 3) upon the closing of an underwritten public offering of shares of the Company. The convertible note holder has the right to convert at a pre-money valuation of $90,000,000.

Valuation

Pre-Money Valuation: $136,593,401.49

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has NOT been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company has zero preferred stock authorized or outstanding (the Company has two authorized classes of Common Stock); and (ii) all outstanding options and warrants with a right to acquire shares are exercised. In making this calculation we have NOT assumed any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $900,0000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.40 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by

StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.35, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  66.0%
  We will use 66% of the funds raised for research and product development and testing.

- Working Capital
  24.5%
  We will use 24.5% of the funds for working capital to cover expenses for the ongoing day-to-day operations of the Company including wages and benefits, rent, information technology expense, legal, accounting and insurance. Of this amount, 16.7% will be utilized for employee salaries, payroll taxes and insurance benefits.

- StartEngine Reg CF Campaign Marketing
  3.0%
  We will use 3.0% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.plasmology4.com/ (https://www.plasmology4.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/plasmology4

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Plasmology4, Inc.

[See attached]



Plasmology4, Inc.
(the "Company")
a Nevada Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Plasmology4, Inc. Management

We have reviewed the accompanying financial statements of Plasmology4, Inc. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
August 1, 2024

PLASMOLOGY4, INC.
STATEMENTS OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash & Cash Equivalents	466,085	1,171,233
Inventory	260,450	-
Other Current Assets	30,256	39,732
Total Current Assets	756,791	1,210,965
Non-Current Assets:		
Property and Equipment - net	149,876	211,553
Operating Right-of-Use Assets - net	331,892	464,409
Other Non-Current Assets	11,771	15,532
Total Non-Current Assets	493,539	691,495
TOTAL ASSETS	1,250,329	1,902,460
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	2,939,855	2,543,122
Accrued Expenses	937,455	897,291
Notes Payable - Short-term	-	50,000
Promissory Notes - Short Term	1,000,000	1,138,563
Lease Liability- Current Portion	135,557	129,942
Total Current Liabilities	5,012,867	4,758,917
Non-Current Liability:		
Lease Liability- net of Current Portion	201,366	336,923
Total Non-Current Liability	201,366	336,923
TOTAL LIABILITIES	5,214,233	5,095,840
SHAREHOLDERS' EQUITY:		
Common Stock at $0.001 par value Authorized: 200,000,000 shares in 2023 and 2022 Issued: 72,538,242 shares in 2023 and 69,701,000 shares in 2022	72,539	69,702
Additional Paid-In-Capital	49,593,353	47,093,928
Additional Paid-In-Capital - Options	31,110,586	30,154,937
Additional Paid-In-Capital - Warrants	939,020	939,020
Treasury Stock	(470,000)	(470,000)
Retained Earnings (Deficit)	(85,209,402)	(80,980,967)
TOTAL SHAREHOLDERS' EQUITY	(3,963,904)	(3,193,380)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,250,329	1,902,460

PLASMOLOGY4, INC.
STATEMENTS OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Sales	-	-
Cost of Goods Sold	-	-
Gross Profit	-	-
Operating Expenses		
Payroll and Employee Benefits	1,426,088	1,601,065
General and Administrative	393,212	291,721
Research and Development	1,172,961	3,634,944
Stock Based Compensation	955,649	4,571,213
Right-of-Use Assets Amortization Expense	132,518	133,083
Total Operating Expenses	4,080,429	10,232,027
Total Loss from Operations	(4,080,429)	(10,232,027)
Other Expense		
Interest Expense, net	51,445	79,790
Total Other Expense	51,445	79,790
Earnings (Losses) Before Income Taxes, Depreciation, and Amortization	(4,131,874)	(10,311,816)
Amortization Expense	3,761	3,761
Depreciation Expense	92,799	48,689
Net Loss	(4,228,434)	(10,364,267)

PLASMOLOGY4, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Additional Paid-in Capital	Additional Paid-in Capital - Options	Additional Paid-in Capital - Warrants	Treasury Stock	Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount						
Balance at 1/1/22	62,605,551	62,606	41,716,202	25,583,724	939,020	(470,000)	(70,616,701)	(2,785,148)
Issuance of common stock	6,985,906	6,986	5,278,015	-	-	-	-	5,285,001
Stock options exercised	34,722	35	24,965	-	-	-	-	25,000
Stock warrants exercised	74,821	75	74,746	-	-	-	-	74,821
Stock-based compensation expense	-	-	-	4,571,213	-	-	-	4,571,213
Net loss	-	-	-	-	-	-	(10,364,267)	(10,364,267)
Balance at 12/31/22	69,701,000	69,702	47,093,928	30,154,937	939,020	(470,000)	(80,980,967)	(3,193,380)
Issuance of common stock	2,836,111	2,836	2,497,164	-	-	-	-	2,500,000
Stock options exercised	1,131	1	2,261	-	-	-	-	2,262
Stock-based compensation expense	-	-	-	955,649	-	-	-	955,649
Net loss	-	-	-	-	-	-	(4,228,434)	(4,228,434)
Balance at 12/31/23	72,538,242	72,539	49,593,353	31,110,586	939,020	(470,000)	(85,209,402)	(3,963,904)

PLASMOLOGY4, INC.
STATEMENTS OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(4,228,434)	(10,364,267)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Depreciation Expense	92,799	48,689
Amortization Expense	3,761	3,761
Right-of-Use Assets Amortization Expense	132,518	79,557
Increase in Inventory	(260,450)	-
Decrease (Increase) in Other Current Assets	9,476	(39,732)
Increase (Decrease) in Accounts Payable	396,733	(283,943)
Increase (Decrease) in Accrued Interest	40,164	(472,067)
Increase (Decrease) in Operating Leases	(129,942)	(77,101)
Stock Based Compensation	955,649	4,571,213
Total *Adjustments to reconcile Net Loss to Net Cash provided by operations:*	1,240,709	3,830,378
Net Cash used in Operating Activities	(2,987,726)	(6,533,889)
CASH FLOWS FROM INVESTING ACTIVITY		
Acquisitions of Property and Equipment	(31,122)	(260,243)
Net Cash used in Investing Activity	(31,122)	(260,243)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of Stock	2,502,262	5,384,821
Payments on Notes Payable	(188,563)	(125,000)
Net Cash provided by Financing Activities	2,313,700	5,259,821
Cash at the beginning of the period	1,171,233	2,705,544
Net Cash decrease for the period	(705,149)	(1,534,311)
Cash at the end of the period	466,084	1,171,233

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Plasmology4, Inc. ("the Company"), established in 2010 as Cold Plasma Medical Technologies, Inc. in the state of Nevada and based in Scottsdale, Arizona, focuses on non-thermal plasma technology branded as Plaz4® for healthcare applications. The Company is part of the Food and Drug Administration (FDA) Breakthrough Devices Program, with its Plaz4® 1000 System targeting bacterial infections in wounds, including Multi-drug Resistant Strains.

Currently pre-revenue, the Company aims to lead the emerging field of Plasma Medicine by leveraging its unique Plaz4® technology, which generates non-thermal, electron-rich plasma. This technology has shown the ability to kill bacteria and promote healing.

The Plaz4® 1000 System has demonstrated antimicrobial efficacy in laboratory settings and safety in preclinical studies. Its scalability allows for varied medical applications, potentially impacting infection control, wound healing, and other healthcare areas.

In 2024, the Company will conduct a crowdfunding campaign under Regulation CF to raise capital for further development and commercialization of its Plaz4® 1000 System and establish its market presence in the healthcare and medical technology sector.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

The material items measured at fair value as of December 31, 2023, and December 31, 2022, include the compensation expenses recognized in relation to the Company's stock options. The outstanding balances of these options as of December 31, 2023 and December 31, 2022 were 23,497,123 and 25,071,003, respectively, while the compensation expenses amounted to $955,649 and $4,571,213 as of December 31, 2023 and December 31, 2022, respectively.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $466,085 and $1,171,233 in cash as of December 31, 2023 and December 31, 2022, respectively.

Inventory

Inventory consisted of finished goods purchased from suppliers. Inventory is valued at the lower of cost or net realizable value, with cost determined using the average cost method. The Company had $260,450 of inventory as of December 31, 2023.

The Company assesses the need for an obsolescence of its inventory reserve based on historical factors such as past usage and anticipated future demand. Management determined that no reserve for obsolescence was necessary as of December 31, 2023.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is calculated by the Company using the straight-line method over the estimated useful lives, generally from two to five years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the remaining lease term. Depreciation expense was $92,799 and $48,689 for the years ended December 31, 2023 and 2022, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2023 Cost	2022 Cost
Machinery and Equipment	3	35,166	40,060
Tooling	5	288,222	267,600
Computer Equipment	3	14,548	57,101
Software	-	3,745	99,724
Office Equipment	3	3,484	3,484
Leasehold Equipment	4	-	5,301
Grand Total	-	**345,165**	**473,270**
Accumulated Depreciation		**(195,289)**	**(261,717)**
Property and Equipment, net	-	**149,876**	**211,553**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts as contracts are signed.

General and Administrative

General and administrative expenses consist of various operational costs essential for business management and administration, primarily including payments for supplies, legal and accounting services, information technology, and miscellaneous general administration expenses.

Research and Development Costs

Research and development costs are charged to operations as incurred. These expenses primarily consist of third-party fees for developing medical device technologies, process development activities, regulatory activities, research and development materials and supplies and costs associated with clinical trials and non-clinical activities.

Equity Incentive Plan

Stock Options:
The Company previously adopted the Amended and Restated Cold Plasma Medical Technologies, Inc. Stock Option and Incentive Plan. In 2022, this plan expired, and the Company subsequently adopted the 2022 Equity Incentive Plan (2022 Plan). This new plan allows the Company to grant equity awards to members of the board of directors, employees, and consultants, incentivizing performance that benefits the Company's shareholders. Awards under this plan can take the form of options or restricted stock awards. The Company has authorized the issuance of 30,000,000 shares of common stock under the 2022 Plan. Stock options granted under this plan have a maximum term of 10 years.

The Company accounts for stock options issued to employees and non-employees under the 2022 Plan based on ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees and non-employees is measured at the grant date, based on the estimated fair value of the award. It is recognized as an expense item ratably over the employee's requisite vesting period.

The Company determines expected terms using the simplified method. The dividend yield is determined to be zero because the Company has not paid nor does it anticipate paying dividends on its common stock in the future. The risk-free interest rate is based on the daily treasury yield curve rate whose term is consistent with the expected term of the options. Volatility is based on the reported volatility of a peer group of comparable publicly-traded companies. The Company evaluates these assumptions at each grant date in valuing its stock options.

Additionally, in using the Black-Scholes method in valuing stock options, the Company has elected the practical expedient to determine the current price input of equity-classified share-based awards issued to both employees and nonemployees using the reasonable application of a reasonable valuation method. As such, the Company uses valuations performed in accordance with Section 409A of the U.S. Internal Revenue Code (the Treasury Regulations) to determine the current price input of equity-classified share-based awards.

In 2022, the Company replaced existing stock options that had exercise prices of $2.00 and $0.91 with options at the current exercise price of $0.75. The termination date was extended 10 years from the new issuance date but all other terms of the awards remained the same. The reissuance of the options is considered a modification where the incremental fair value of the vested options is recorded as an expense in the current year and the incremental fair value of the unvested options is recorded to expense over the remaining requisite service period.

The additional share-based payment expense recorded in 2022 is $2,548,843. The total value of the stock option awards is expensed over the service period of the employees receiving the awards. The total share-based payment expense was $955,649 and $4,571,213 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, total unrecognized compensation cost related to stock option awards, to be recognized as expense subsequent to December 31, 2023, is approximately $298,000 and the weighted-average period over which it is expected to be recognized is approximately 12 months.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock as of December 31, 2023 and 2022:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2022	23,650,809	$ 1.83
Granted	2,651,194	0.75
Exercised	(34,722)	0.72
Expired/canceled	(1,196,278)	0.74
Total options outstanding, December 31, 2022	25,071,003	1.28
Granted	98,451	0.88
Exercised	(2,262)	2.00
Expired/canceled	(1,670,069)	1.63
Total options outstanding, December 31, 2023	23,497,123	1.22
Options exercisable, December 31, 2023	23,497,123	$ 1.22

Additionally, Shares available for issuance under the Plan are 6,465,893 as of December 31, 2023.

Exercise Price	Options Outstanding		Options Vested	
	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Number of Options Vested	Weighted Average Remaining Contractual Life (Years)
$ 0.53	75,001	9.9	75,000	9.9
$ 0.75	13,899,250	8.8	12,908,848	8.8
$ 0.91	25,000	7.5	25,000	7.5
$ 2.00	9,497,872	1.7	9,497,872	1.7
Total	23,497,123	5.9	22,506,720	5.8

The weighted-average grant date fair value per share of the options granted in the years ended December 31, 2023 and 2022 was $0.31 and $0.40, respectively.

Warrants

The Company has issued warrants as payment for services rendered by various directors, officers, employees, and consultants. Certain other warrants have been issued in conjunction with issuances of debt and equity.

In 2012, the Company issued warrants exercisable into 500,000 shares of common stock to an employee for services rendered at an exercise price of $0.01 per share. These warrants have no expiration date, and the employee is no longer with the Company.

In 2013 and 2014, the Company issued warrants exercisable into 7,381,070 shares of common stock in connection with the sale of common stock. These warrants have exercise prices ranging from $3.00 to $4.00 per share and are only exercisable upon a change of control, as defined by the warrant agreement, and for 60 days thereafter. These warrants have no expiration date until a change of control occurs. In connection with an early exercise program, 1,170,929 of these warrants were exercised in 2017. As of December 31, 2023, 6,135,320 of these warrants were outstanding.

In 2013 and 2014, the Company issued warrants for 12,673,067 shares of common stock to certain officers and employees for services rendered at an exercise price of $2.00 per share. These warrants cannot be exercised until a change of control event occurs, as defined by the warrant agreement. The Company has provided for special dividend and change in control rights for certain of these warrant holders, totaling 12,262,542 warrants. Upon a change in control event, the holders of these warrants are entitled to receive a change in control payment equal to $1.99 multiplied by the number of shares that can be purchased by the warrants. The holders can then choose to apply some or all of this payment towards the exercise price of their warrants. Further, these warrants are entitled to receive dividends, when and if declared by the board of directors, as if they had been exercised. These warrants have no expiration date until a change in control.

In May 2019, a warrant with an original exercise price per share of $3.00 was exercised for 74,821 shares of common stock at a per share price of $1.00, in exchange for cash. To raise capital, the Company temporarily reduced the exercise price of the warrant.

In April 2022, warrants with original exercise prices per share ranging from $3.00 to $4.00 were exercised for 74,821 shares of common stock at a per share price of $1.00, in exchange for cash. To raise capital, the Company temporarily reduced the exercise price of these warrants.

Warrants are generally valued using the Black-Scholes option-pricing model at the warrant issuance date. Assumptions used in the option-pricing model are generally similar to those used in valuing stock options.

A summary of warrants outstanding and exercisable at December 31, 2023, is as follows:

Exercise Price	Number Outstanding	Number of Warrants Exercisable	Expiration Date
$ 0.01	500,000	500,000	NA
$ 1.99	12,673,067	-	NA
$ 3.00	3,100,407	-	NA
$ 4.00	2,960,099	-	NA
Total	19,233,573	500,000	

Income Taxes

The Company is subject to corporate and state income taxes in the states where it conducts business. As of December 31, 2023, the Company had federal and state net operating loss (NOL) carryforwards of approximately $46 million and $31.1 million, respectively. The federal and state NOL carryforwards begin to expire in 2032, to the extent not previously utilized.

The Company's NOL carryforwards may be subject to annual limitations based on the change in ownership provisions of Section 382 of the Internal Revenue Code. The Company has not yet completed the analysis needed to determine the potential impact of such limitations under Section 382 on its ability to utilize these NOL carryforwards in future years. The Company also has state NOL carryforwards, which may have similar or more restrictive expiration and ownership change limitation provisions impacting their future utilization.

The Company's accounting for income taxes follows ASC 740. Deferred income taxes are provided on temporary differences between financial statement reporting and income tax reporting. Temporary differences are the differences between the amounts of assets and liabilities reported for financial statement purposes and those reported for income tax purposes.

Deferred tax assets are recognized for temporary differences that will be deductible in future tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are recognized only if it is more likely than not that the tax benefit will be realized or sustained upon examination by the relevant taxing authority. A tax position that meets the "more likely than not" recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is more than 50% likely to be realized upon settlement with a taxing authority that has full knowledge of all relevant information.

Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years. Accordingly, the Company has provided a valuation allowance to fully reserve its deferred tax assets, as their realization is not presently deemed more likely than not.

Management also believes that there are no uncertain tax positions for which a liability (unrecognized tax benefit) should be recognized. As a result, no tax provisions or expenses were recognized in both 2023 and 2022.

The tax effects of temporary differences and carryforwards that give rise to significant portions of the Company's deferred tax assets and liabilities consist of the following:

	2023	2022
Deferred Tax Assets:		
Loss Carryforwards	$11,204,666	$10,597,890
Tax Credit Carryforwards	562,943	562,943
Stock Based Compensation	3,355,069	3,288,079
Section 174 Research & Experimentation Costs	1,278,268	1,064,889
ASC 842 Lease Liabilities	86,490	121,143
Other	221,653	264,754
Valuation Allowance	(16,623,891)	(15,779,193)
Total	85,198	120,505
Deferred Tax Liabilities:		
ASC 842 Right-of-Use Assets	(85,198)	(120,505)
Net Deferred Tax Asset (Liability)	-	-

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. As detailed in Note 7 under Subsequent Events after December 31, 2023, the company issued $900,000 in Convertible Notes to Board Members and Shareholders and $425,000 in Promissory Notes to Board Members.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company leases office space and equipment, recorded under the new ASC 842 Standard. At inception, the Company determines if an arrangement is a lease. Operating leases are included as operating lease right-of-use (ROU) assets, other current liabilities, and operating lease liabilities on the balance sheet.

ROU assets represent the Company's right to use an asset for the lease term, while lease liabilities reflect the obligation to make lease payments. Both are recognized at the lease commencement date based on the present value of lease payments over the term. Since most leases lack an implicit rate, the Company uses a risk-free rate available at commencement to determine the present value. The ROU asset includes options to extend or terminate the lease if it is reasonably certain the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following summarizes the quantitative information concerning the Company's Leases:

	Year Ended December 31	
	2023	2022
Operating Lease Expense	**144,233**	**153,627**
Other Information		
Operating cash flows from operating leases	141,658	139,423
ROU assets obtained in exchange for new operating lease liabilities	-	603,524
Weighted-average remaining lease term in years for operating leases	2.41	3.40
Weighted-average discount rate for operating leases	2.88%	2.88%
Maturity Analysis	Operating	Operating
2023-12	-	141,658
2024-12	143,476	143,476
2025-12	144,898	144,898
2026-12	60,862	60,862
Thereafter	-	-
Total Undiscounted Cash Flows	349,236	490,894
Less: Present Value Discount	(12,313)	(24,029)
Total Lease Liabilities	**336,923**	**466,865**

Additionally, the following pertains to the ROU assets associated with the Leases which were amortized over the Lease terms:

Property Type	Useful Life in Years	Cost	Accumulated Amortization 12/31/22	Book Value as of 12/31/22	Accumulated Amortization 12/31/23	Book Value as of 12/31/23
Right of Use Asset	5	680,715	(216,306)	464,409	(348,823)	331,892

NOTE 5 – LIABILITIES AND DEBT

10% Convertible Notes

In 2021, holders of 10% notes converted $210,417 of principal and $138,872 of accrued interest into 388,100 shares of common stock at $0.90 per share.

In January 2022, the 10% convertible note with a principal balance of $175,000 was extended through October 2024, with quarterly principal payments of $25,000 starting immediately and continuing through July 2023. Quarterly interest payments of $25,000 commenced in October 2023 and will continue through October 2024. As of December 31, 2022, the remaining accrued interest totaled $117,116. In 2023, the outstanding principal balance was repaid, and the company made one quarterly payment of $25,000 towards the accrued interest. As of December 31, 2023, the remaining accrued interest totaled $92,190.

8% Notes Payable

The Company also owed $1,000,000 in notes payable bearing an 8% interest rate, originally issued as a convertible note to an external party on December 11, 2015. This note was not converted before its maturity date in March 2018, and has been due and payable since then. It continued to accrue interest, amounting to $644,444 as of December 31, 2023.

10% Notes Payable

The 10% Notes payable, which totaled $138,563 as of December 31, 2022, included $45,000 and $93,563 of notes due to two stockholders of the Company. Both notes, along with accrued interest, were repaid in 2023.

A summary of the outstanding Notes as of December 31, 2023 and 2022 is as follows:

Description	2023	2022
Convertible Notes Payable, unsecured, interest at 10%, all principal and interest due March 2018, convertible by the lender into common stock and warrants (10% convertible notes). The due date was extended to October 2024.	-	50,000
Note Payable, unsecured, interest at 8%, due March 2018. Due date was not extended, due on demand.	1,000,000	1,000,000
Notes Payable, unsecured, interest at 10%, principal amount of $45,000 and related accrued interest due on demand; Remaining principal of $93,563 and related accrued interest due December 2023.	-	138,563
Total Notes Payable	**1,000,000**	**1,188,563**
Less: Current Portion	1,000,000	1,188,563
Notes Payable, Non-current Portion	-	-

Future maturities of notes payable are as follows:

	Amount
Year Ending December 31, 2024	1,000,000

NOTE 6 – EQUITY

Pursuant to the Company's Amended and Restated Certificate of Incorporation, the Company is authorized to issue 200,000,000 shares of common stock with a $0.001 par value per share, of which 10,000,000 shares are designated as Series A common stock. As of December 31, 2023, and 2022, there were 72,538,242 and 69,701,000 shares of common stock issued and outstanding, respectively, of which 2,309,244 shares were classified as Series A common stock.

The rights of the holders of common stock are identical, except that holders of common stock possess demand registration rights. Transfers of the company's common stock and Series A common stock are subject to various restrictions specified in the shareholders' agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 1, 2024, the date these financial statements were available to be issued.

In 2024, the Company issued 1,463,094 shares of common stock for total cash proceeds of $1,250,000.

Also in 2024, the Company issued promissory notes to shareholders and board members totaling $425,000, which are due one year from the date of the agreement and bears interest at 10% per annum. Of these, $75,000 were repaid by May 2024.

In July 2024 the Company issued convertible promissory notes totaling $900,000 which are due two years from the date of the agreements and bear interest at 10% per annum. The Company can redeem the convertible promissory notes at any time with a minimum of one year interest due to note holders. The convertible promissory notes automatically convert to common stock after $5,000,000 is raised in a future equity offering; or certain merger, consolidation, divestiture of disposition events take place; or upon the closing of an underwritten public offering of shares of the Company. The conversion price for the convertible promissory notes will be equal to the lesser of a common stock share price determined on a pre-money valuation of $90,000,000 or a 10% discount to the fully diluted pre-money valuation of a future equity offering of a minimum of $5,000,000.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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GET A PIECE OF PLASMOLOGY4

A Revolutionary Technology for Healthcare

Plasmology4 is developing a new treatment paradigm for healthcare called Plaz4® Technology, our advanced, and specialized form of non-thermal plasma (physics). Our expected first product, the Plaz4® 1000, for treating multidrug-refractory (antibiotic-...

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



PLASMOLOGY4
HARNESSING THE 4TH STATE OF MATTER
The above is a rendering of our product. This product has not yet been approved by the US FDA and is not currently for sale.

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$1.17 Per Share

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	VALUATION
$499.59	$136.59M

REASONS TO INVEST



We believe Plaz4 has the potential to be a drug-free, painless solution for many potential indications in healthcare. Our first anticipated product has already been granted into FDA's Breakthrough Devices Program!

 We believe our solid patent portfolio (45 issued, encompassing 800+ claims) can protect our novel non-thermal plasma technology, led by a seasoned executive management team & notable Scientific Advisory Board.

 Plasma medicine is an emerging healthcare field; our 1st developing product targets the $50B+ wound care & infection control market, & we believe there are various potential other market segments for our products.

TEAM



Robert Hummel, MBA • Chief Executive Officer

Seasoned executive with 30+ years of experience in the medical tech/device industry. Extensive experience in the spine surgery, orthopedic surgery and wound care market segments. Named inventor of 20+ patents and patent applications....

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Marc Jacofsky, PhD • Chief Scientific Officer

Experienced biomedical researcher and inventor. Managed over 50 clinical trials with over 25 peer-reviewed publications. Issued over 30 patents as named inventor.





Greg Watson • Chief Innovation Officer & Chief Technology Officer

30+ years of experience with invention development and the inventor of the initial form of the Plaz4 technology. Inventor of 25+ patents in the field of cold plasma.



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THE PITCH

Pioneering Plaz4® Technology for Healthcare Applications

Plasmology4 is seeking to lead the charge in Plasma Medicine, a groundbreaking field that uses non-thermal plasma (the fourth state of matter!) to transform healthcare. We believe our anticipated and proprietary Plaz4® technology is a platform technology with the potential to solve many unmet clinical problems in medicine, starting with chronic wounds and antibiotic-resistant bacteria.

Imagine a drug-free, painless, and fast-acting solution for these issues. Based on internal observations, Plaz4® demonstrates promise in both killing pathogens, including those resistant to antibiotics, and promoting wound healing. With FDA "Breakthrough Devices Designation", we're aiming to quickly develop Plaz4® and bring this anticipated technology to patients worldwide.



The above is a rendering of our product. This product has not yet been approved by the US FDA and is not currently for sale.

THE PROBLEM & OUR SOLUTION

The Global Pathogen Problem

Chronic wounds and antimicrobial resistance are major healthcare burdens. The World Health Organization (WHO)[1], the U.S. Centers for Disease Control and Prevention (CDC) and other national health agencies[2,3] warn that antimicrobial resistance is one of the biggest threats to global health in the world today.[4,5,6] Chronic wounds affect millions globally, leading to pain, infections, and amputations.[7] Meanwhile, antibiotic resistance is a growing threat, leaving some infections virtually untreatable.

KEYWORDS

PLASMA

The fourth state of matter, is ionized gas that is an electrically neutral medium of unbound positive and negative particles.

NON-THERMAL PLASMA (COLD PLASMA)

Is a lower-temperature form of plasma that has been studied and researched by physicists worldwide for a variety of applications, including human healthcare.

PLASMA MEDICINE

A field combining plasma science, physics, life science and clinical medicine for the treatment of living cells, tissues, and organs using non-thermal plasma.

At Plasmology4, our mission is to heal living cells, tissue and organs using Plaz4® Technology, aspiring to improve the quality of patients' lives worldwide. Assuming we successfully secure FDA approval, Plaz4® can offer a drugfree, painless, and fast-acting solution. In bench and animal studies, the Plaz4® 1000 System has proven to effectively kill pathogens, including multidrug-resistant strains, while promoting wound healing. We believe this technology has the potential to significantly improve patient outcomes and reduce healthcare costs.

HOW IT WORKS

LOW UPFRONT COST
Customers are provided the Power Unit, eliminating the need for a large initial capital equipment investment.

RECURRING REVENUE
Procedures require new Gas Canisters and Disposable Applicators, generating ongoing revenue for Plasmology4.

FAST AND SIMPLE PROCEDURE
Efficient and positive experience for the patient, clinician and facility.

GUARANTEED AUTHENTICITY
RFID technology ensures only genuine Plasmology4 consumables are used with the system.

The company's product has not yet been approved by the US FDA and is not currently for sale. The features and functions listed above are subject to change.

THE MARKET & OUR TRACTION

Designated as a "Breakthrough Technology" by FDA

Plasma medicine is a growing field with considerable potential. Researchers worldwide are exploring its application in various areas, including infection control, wound healing, and even cancer treatment. The global market opportunity for plasma medicine exceeds $100 billion annually. Plasmology4's initial focus is on the wound care and infection control & prevention market segments ($50B+ total annual market).[9] Chronic wounds affect millions globally, leading to pain, infections, and amputations.[10] Meanwhile, antibiotic-resistant bacteria is a growing threat, highlighting the need for innovative solutions.[11]

POTENTIAL TOTAL MARKET OPPORTUNITY


DENTAL
SOFT TISSUE INFLAMMATION
BLOOD COAGULATION
DERMATOLOGY
SURFACE & ENVIRONMENTAL DECONTAMINATION
INSTRUMENT & IMPLANT STERILIZATION
CANCER TREATMENT ($178.27B)
WOUND CARE
INFECTION CONTROL & PREVENTION
$10B
$20B
$30B
$40B
$50B

Sources: Dental, Soft Tissue Inflammation, Blood Coagulation, Dermatology, Surface & Environmental Decontamination, Instrument & Implant Sterilization, Cancer Treatment, Wound Care, Infection Control & Prevention

Plaz4® Technology is seeking to offer a revolutionary approach and given that it is an entirely new technology and treatment paradigm, we believe we have no direct competition. This anticipated non-drug, painless solution has shown promise in eliminating a broad spectrum of pathogens and promoting wound healing in preclinical studies. With FDA Breakthrough Device designation established, Plasmology4 plans to rapidly advance Plaz4® for commercialization after FDA market approval.



SOLID PATENT PORTFOLIO

Holds 45 issued US and international patents

EXCEPTIONAL LEADERSHIP

Professionals in biomedical device product development, IP protection, plasma science, etc.

FUNDING ACCOMPLISHED

Successfully secured $48.6 million in funding.

The above is a rendering of our product. This product has not yet been approved by the US FDA and is not currently for sale.

WHY INVEST
Invest in Improving Patients Lives

Plasmology4 aims to lead a revolution in healthcare, harnessing the power of non-thermal plasma technology to address some of medicine's most pressing challenges. We believe our Plaz4® technology has the potential to be a game-changer in wound care and infection control, offering a new paradigm for treating these conditions and improving the lives of millions.

With a focus on near-term commercialization and a strong foundation of intellectual property, we believe Plasmology4 is ready for growth. Leading key opinion leaders have already recognized the potential of this technology. Having already been granted into FDA's Breakthrough Devices Program, Plasmology4 is aiming to pioneer a new treatment paradigm for healthcare.

Invest in improving patients' lives. Invest in Plasmology4.



The above is a rendering of our product. This product has not yet been approved by the US FDA and is not currently for sale.

ABOUT

HEADQUARTERS

8502 E Princess Dr. Ste 210
Scottsdale, AZ 85255

WEBSITE

View Site ⬈

Plasmology4 is developing a new treatment paradigm for healthcare called Plaz4® Technology, our advanced, and specialized form of non-thermal plasma (physics). Our expected first product, the Plaz4® 1000, for treating multidrug-refractory (antibiotic-resistant) wounds is in FDA's Breakthrough Devices Program, and we believe FDA market clearance is possible in 2026 (subject to FDA approval). We have 45 issued patents and have secured $48M+ in funding to date. Plasmology4 is in the pre-revenue stage of development.

TERMS

Plasmology4

Overview

PRICE PER SHARE

$1.17

VALUATION

$136.59M

DEADLINE ⓘ

Oct. 16, 2024 at 1:56 PM UTC

FUNDING GOAL ⓘ

$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ

$499.59

OFFERING TYPE

Equity

MAX INVESTMENT ⓘ

$1,234,999.35

ASSET TYPE

MIN NUMBER OF SHARES OFFERED

12,820

SHARES OFFERED

Common Stock

MAX NUMBER OF SHARES OFFERED

1,055,555

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Shareholders' Agreement

By agreeing to subscribe to this offering, you are also *agreeing to join The First Amended and Restated Shareholders' Agreement as a Shareholder*. Please see Exhibit F of the Company's Offering Memorandum to review the provisions of the agreement.

As part of the Subscription & Joinder Agreement (Section 6(e)), the Company has waived the conditions to transfer laid out in Sections 2.3(i) and 2.3(ii) to allow the transfer of Common Stock sold in this offering on the secondary market operated by StartEngine.

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Shares

As you are an existing shareholder in Plasmology4, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1

Invest $1,000+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 2

Invest $5,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 3

Invest $10,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 4

Invest $20,000+ within the first 2 weeks and receive 20% bonus shares.

Early Bird 5

Invest $50,000+ within the first 2 weeks and receive 25% bonus shares.

Amount-Based Perks

Tier 2 Perk

Invest $5,000+ and receive 5% bonus shares.

Tier 3 Perk

Invest $10,000+ and receive 10% bonus shares.

Tier 4 Perk

Invest $20,000+ and receive 15% bonus shares.

Tier 5 Perk

Invest $50,000+ and receive 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Plasmology4, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.17 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $117. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Robert Hummel:

There are a few true technological advancements in healthcare. Things like the X-ray, the MRI, laser technology are all significant technological advancements in healthcare. Plaz4 technology, we believe, is similar to those technologies in that it is a platform that can be used for many indications, many surgical specialties, and over time will be used regularly as a standard of care. Plasmology4 is a company pioneering the merging field of plasma medicine with its proprietary platform technology called Plaz4. And what Plaz4 is is a highly advanced and specialized form of non-thermal plasma.

Dr Steven Moran:

The first time I saw plasma being used in this way, it was very science-fiction almost. But as we got into the science a little bit more, I became very intrigued.

Marc Jacofsky:

We were just blown away with what this technology could do.

Robert Hummel:

The combination of plasma physics, plasma science, life science, clinical medicine, all coming together in an effort to bring non-thermal plasma to healthcare.

Marc Jacofsky:

I mean, a typical plasma might be 15,000 degrees. You certainly can't put that on tissue, you can't treat a wound with that, but we're able to achieve that plasma state without the plasma exceeding body temperature so it cannot burn the patient.

Robert Hummel:

Our first product, the Plaz4 1000 system, can kill any and all bacteria in a wound without harming surrounding cells and tissues.

Marc Jacofsky:

We can treat a realistic wound scenario with one therapeutic session.

Dr Steven Moran:

Venous stasis ulcers, pressure sores, radiation wounds. There's just a variety of things that could be fixed with this. Normally, when we have to do that, we have to take the patient to the operating room, but this can be done in a wound care setting and potentially saving the patient a lot of risk, a lot of cost and making it simpler for everybody.

Robert Hummel:

And in our preclinical studies, we have found that Plaz4 demonstrates that it is safe and effective for its intended applications.

Marc Jacofsky:

And we're really entering this post-antibiotic world where antibiotics are less and less effective,

and we have the potential solution for those suffering patients.

Robert Hummel:

We have the potential to help people with our technology that have no other solution today. We believe that we will literally be saving life and limb with Plaz4 technology.

Dr Steven Moran:

The need for this is astronomical.

Emilia Kulaga:

And we are very excited to bring this technology to the market, to the world, to the patients, and help save their lives.

Robert Hummel:

And as soon as feasible, we intend to start developing the second, the third, the future products that Plaz4 can be utilized for.

Marc Jacofsky:

We all know what the end goal is. We all know what the roadmap looks like to get there, and we all know our part to execute on, to make sure that we're a success and ultimately have the impact on healthcare that we want.

Robert Hummel:

We have the revolutionary technology in Plaz4 that is already in FDA's Breakthrough Devices Program backed by 45 issued patents and growing, and the business and financial model for our products also very robust. And we already have a number of key opinion leading surgeons and clinicians in healthcare as shareholders in our company. I mean it's all being conducted with a very experienced executive management team and board of directors.

Dr Steven Moran:

This type of technology is important when you have people thinking about it from those perspectives, the science, the safety, the efficacy, but also how to deliver it in a cost-effective manner.

Robert Hummel:

This is a special technology, a special company. Don't miss this one.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FIRST AMENDED AND RESTATED
SHAREHOLDERS' AGREEMENT

of

PLASMOLOGY4, INC.
a Nevada corporation

FIRST AMENDED AND RESTATED
SHAREHOLDERS' AGREEMENT
OF
PLASMOLOGY4, INC.

This First Amended and Restated Shareholders' Agreement is between PLASMOLOGY4, INC., a Nevada corporation (the "Corporation"), and the Shareholders (as defined below) and is effective as of the date on which it is has been executed by Signing Shareholders (as defined below) owning, in the aggregate, 66.67% of the issued and outstanding Common Stock the Corporation.

RECITALS

A.   The Corporation and certain Shareholders originally entered into a Shareholders' Agreement dated August 1, 2010, which was subsequently amended by the First Amendment to Shareholders' Agreement dated March 9, 2012, and the Second Amendment to Shareholders' Agreement dated January 11, 2013 (such Shareholders' Agreement, as amended, the "Original Shareholders' Agreement").

B.   Pursuant to Section 9.6 of the Original Shareholders' Agreement, the Original Shareholders' Agreement can be amended, modified, or terminated by a written agreement among Shareholders owning, in the aggregate, greater than 66.67% of the issued and outstanding Common Stock.

C.   The Signing Shareholders own, in the aggregate, greater than 66.67% of the issued and outstanding Common Stock and now wish to amend and restate the Original Shareholders' Agreement in its entirety on the terms and conditions set forth in this Agreement.

AGREEMENT

In consideration of the foregoing, the parties agree as follows:

ARTICLE I

Definitions

Section 1.1   "Agreed Value Per Share" means, the value determined pursuant to Section 7.5.

Section 1.2   "Affiliate" as to any Person, means any other Person that, directly or indirectly through one or more intermediaries, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, "control" of a Person means the power, directly or indirectly, either to (a) vote 10% or more of the securities having ordinary voting power for the election of directors (or persons performing similar functions) of such Person, or (b) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

Section 1.3   "Agreement" means this First Amended and Restated Shareholders' Agreement of Plasmology4, Inc., as it may be amended from time to time.

Section 1.4   "Bank" means the Corporation's principal financial institution.

Section 1.5   "Breaching Shareholder" has the meaning set forth in Section 6.1.

Section 1.6   "Board of Directors" means the board of directors of the Corporation.

Section 1.7   "Capital Stock" means the Common Stock and any other class or series of capital stock or other equity securities of the Corporation, whether authorized as of or after the date hereof.

Section 1.8   "Cause" has the meaning set forth in Section 5.3.

Section 1.9   "Change of Control Event" means, in the case of any Shareholder that is not a natural person, the occurrence of any event, transaction, or other occurrence, or series of related events, transactions, or other occurrences, that, directly or indirectly, results in any of the following: (a) a Person, or Persons acting as a group, owning or controlling 35% or more of the total voting power of the Shareholder's equity interests, unless such Person or group of Persons already owned or controlled 35% or more of the total voting power of the Shareholder's equity interests prior to the event, transaction, or occurrence; (b) a change within any 12-month period in a majority of the Persons that control the power to vote the Shares owned by the Shareholder or, in the case of Stock Equivalents, the power to convert or exercise such Stock Equivalents, which Persons may include, as applicable, trustees (in the case of a Shareholder that is a trust), directors (in the case of a Shareholder that is a corporation), managers (in the case of a Shareholder that is a limited liability company), general partners (in the case of a Shareholder that is a partnership), or other similar controlling Persons; (c) the merger, consolidation, recapitalization, or reorganization of the Shareholder in which the Shareholder is not the surviving entity; or (d) any other change in the ownership, management, or control of the Shareholder that the Corporation deems material to the Shareholder's power to vote any Shares or convert or exercise any Stock Equivalents owned by such Shareholder. For purposes of this definition, Persons are "acting as a group" if they are acting in concert with respect to such event, transaction, or occurrence; provided, however, that Persons shall not be deemed to be acting as a group merely because they purchase stock of the Corporation at the same time or in the same public offering.

Section 1.10   "Code" means the Internal Revenue Code of 1986 and the official rules, regulations, and releases promulgated thereunder, all as amended and including successor provisions thereto.

Section 1.11   "Common Stock" means, collectively: (a) the common shares of the Corporation, par value $0.001 per share; (b) the Series A Common Stock of the Corporation, par value $0.001 per share; (c) any other class of common shares of the Corporation; and (d) any securities issued in respect of, or in substitution for, any of the foregoing in connection with any stock split, dividend, or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization.

Section 1.12   "Corporation" means Plasmology4, Inc., a Nevada corporation.

Section 1.13   "Encumbered Shareholder" has the meaning set forth in Section 4.1(b).

Section 1.14   "Encumbrance Event" has the meaning set forth in Section 4.1(a).

Section 1.15   "Encumbrance Notice" has the meaning set forth in Section 4.1(b).

Section 1.16   "First Offer Notice" has the meaning set forth in Section 3.2(a)(ii).

Section 1.17   "Involuntary Transfer" means any Transfer pursuant to the laws of descent, inheritance, bankruptcy or insolvency, as a result of the dissolution of marriage, due to the execution of a lien or other judgment, or other Transfer by operation of law.

Section 1.18   "Offer" means a bona fide, monetary, arms-length offer in writing made by an unrelated third party for the purchase of not less than all of a Shareholder's Shares, setting forth the proposed price per share and any other terms and conditions upon which the purchase is to be made, including, the name and address of the prospective purchaser.

Section 1.19   "Original Shareholders' Agreement" has the meaning set forth in recital A.

Section 1.20   "Other Shareholders" means, in connection with any referenced Shareholder, all Shareholders other than the referenced Shareholder. For example, when used in connection with a specific Transferring Shareholder, Encumbered Shareholder, Terminated Shareholder, or Breaching Shareholder, the term "Other Shareholders" means all Shareholders other than that specific Transferring Shareholder, Encumbered Shareholder, Terminated Shareholder, or Breaching Shareholder, as the case may be.

Section 1.21   "Person" means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association or other entity.

Section 1.22   "Permitted Entity" has the meaning set forth in Section 3.1(a)(iii).

Section 1.23   "Permitted Family Member" has the meaning set forth in Section 3.1(a)(i).

Section 1.24   "Permitted Transfer" has the meaning set forth in Section 3.1(a).

Section 1.25   "Permitted Transferee" has the meaning set forth in Section 3.1(a)(ii).

Section 1.26   "Permitted Trust" has the meaning set forth in Section 3.1(a)(ii).

Section 1.27   "Prime Rate" means, as of the date of Settlement, the base interest rate charged by the Bank for corporate loans and referred to as its "prime rate" (or if no such rate is so referred to by the Bank, then the "Prime Rate" means the Wall Street Journal Prime Rate published by the Wall Street Journal on the date of Settlement). Any reference in this Agreement to the Prime Rate as of a day on which the Bank is not open for business will be construed as a reference to the Prime Rate as of the nearest preceding day on which the Bank is open for business.

Section 1.28   "Proprietary and Confidential Information" means, collectively, all of the following relating to the Corporation or its Affiliates: (a) information, ideas, concepts, improvements, discoveries, and inventions, whether patentable or not; (b) all such information relating to corporate opportunities, research, financial and sales data, pricing and trading terms, evaluations, opinions, interpretations, acquisition prospects, the identity of customers and their requirements, the identity of key contacts within the customer's organizations and within the organization of acquisition prospects, and marketing and merchandising techniques, prospective names, and marks; (c) all correspondence, memoranda, notes, records, data and information, analyses, and other documents (including, without limitation, all computer-generated, computer-stored, and electronically-stored materials) of any type embodying any of the items noted in this definition; (d) financial information, marketing plans, business and implementation plans, and engineering plans; (e) prospect lists and names and other information (such as credit and financial data) concerning customers and business affiliates; (f) technical information concerning products, equipment, services, and processes; (g) procurement procedures and pricing techniques; (h) trade secrets, concepts, ideas, plans, strategies, analyses, surveys, and proprietary information related to the past, present, or anticipated businesses of the Corporation or any of its Affiliates; and (i) any and all modifications, addenda, changes, enhancements, and derivative works to any of the foregoing.

Section 1.29   "Purchaser" has the meaning set forth in Section 7.1.

Section 1.30   "Second Offer Notice" has the meaning set forth in Section 3.2(a)(iii).

Section 1.31   "Seller" has the meaning set forth in Section 7.1.

Section 1.32   "Settlement" means the date on which a Shareholder's Shares are purchased in connection with the exercise of any purchase option under this Agreement.

Section 1.33   "Shareholder" means any Person who (a) is a Signing Shareholder, (b) was a party to, subject to, or otherwise bound by the Original Shareholders' Agreement immediately prior to the adoption of this Agreement, (c) acquires any Shares on or after the date of this Agreement from a Person who is a party to, subject to, or otherwise bound by this Agreement, or (d) otherwise holds any Shares and agrees to become a party to, subject to, or otherwise bound by this Agreement. "Shareholders" means all such Persons collectively.

Section 1.34   "Shares" means shares of Common Stock and any other Capital Stock, in each case together with any Stock Equivalents thereon, purchased, owned, or otherwise acquired by a Shareholder as of or after the date hereof, and any securities issued in respect of any of the foregoing, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization.

Section 1.35   "Signing Shareholders" means each Person signing this Agreement as a Signing Shareholder.

Section 1.36 "Stock Equivalent" means any stock option, warrant, right, and any other security or obligation that is by its terms, directly or indirectly, convertible into or exchangeable or exercisable for Shares, and any option, warrant, or other right to subscribe for, purchase, or acquire Shares or Stock Equivalents (disregarding any restrictions or limitations on the exercise of such rights).

Section 1.37 "Terminated Shareholder" has the meaning set forth in Section 5.1.

Section 1.38 "Transferring Shareholder" means, in connection with any given Transfer, whether a Voluntary Transfer or Involuntary Transfer, the Shareholder that owns or is otherwise deemed to be Transferring the Shares in that Transfer. In the case of an Involuntary Transfer, the term "Transferring Shareholder" shall include any Person acting on behalf of a Person whose Shares are being Transferred in such Involuntary Transfer, including a personal representative of a deceased Shareholder.

Section 1.39 "Transfer" means to, directly or indirectly, voluntarily or involuntarily, by operation of law, or otherwise: (a) sell, assign, transfer, give, donate, pledge, hypothecate, deposit, alienate, bequeath, devise, permit to pass pursuant to any proceedings involving the dissolution of a marriage, or otherwise encumber or dispose of any Shares, or any rights or interests therein (including beneficial interests), in any way or manner whatsoever; (b) consummate, effectuate, make, permit, or otherwise suffer to occur a Change of Control Event with respect to any Shareholder that is not a natural Person; or (c) enter into any contract, option, or other arrangement or understanding to make a Transfer. "Transfer" when used as a noun shall have a correlative meaning. For the avoidance of doubt, the term "Transfer" includes all Voluntary Transfers and Involuntary Transfers.

Section 1.40 "Voluntary Transfer" means any Transfer that is not an Involuntary Transfer.

ARTICLE II

Restrictions on Transfer Generally

Section 2.1 Restrictions on Shareholders. No Shareholder may Transfer any Shares, or any rights or interests therein, now held or hereafter acquired by the Shareholder, unless such Transfer is effectuated in accordance with the terms and conditions of this Agreement or is otherwise approved in writing by the Corporation. Any Transfer in violation of this Agreement shall be null and void and of no force or effect.

Section 2.2 Restriction on the Corporation. Unless the Transfer is made in accordance with the terms and conditions of this Agreement, the Corporation shall not cause or permit the Transfer of any Shares, or rights or interests therein, to be made on its books and records. In no event shall a purported transferee of any Shares be treated as a Shareholder unless the Transfer in which such transferee acquired such Shares was consummated in accordance with the terms and conditions of this Agreement or otherwise approved in writing by the Corporation.

Section 2.3 Transfer Conditions. Notwithstanding anything to the contrary contained in this Agreement, all Transfers, including Permitted Transfers, are subject to the following conditions, and no Transfer may be consummated unless and until all of the following conditions have been satisfied to the Corporation's satisfaction or otherwise waived by the Corporation in writing:

(i)   the Transferring Shareholder has given written notice of the Transfer to the Corporation with a detailed description of the proposed Transfer, including, without limitation, the Shares proposed to be Transferred, the name, address, and contact information of the proposed transferee, the consideration being paid in such Transfer (if any), all of the other material terms of the Transfer, and any other information reasonably requested by the Corporation in connection with the Transfer or the transferee;

(ii)   the Corporation has received and approved copies of such documents, instruments, and agreements as the Corporation may request regarding the Transfer and the transferee, including, without limitation, any transfer instruments, purchase agreements, stock powers, trust agreements, articles of incorporation, bylaws, shareholders' agreements, articles of organization, operating agreements, partnership agreements, and similar transfer and governing documents;

(iii)   the proposed transferee has agreed to be bound by the terms and conditions of this Agreement as a Shareholder by executing and delivering to the Corporation a joinder agreement or similar instrument in such form as the Corporation may prescribe or approve;

(iv)   the Transferring Shareholder or proposed transferee shall have reimbursed the Corporation for any costs and expenses (including reasonable attorneys' fees) that the Corporation has reasonably incurred in connection with such Transfer and paid any reasonable transfer fees then being imposed by the Corporation, if any;

(v)   the Transfer does not result in the termination of the Corporation's election to be treated as an "S Corporation" under Subchapter S of the Code, if the Corporation is then an "S Corporation," as determined by the Corporation in its sole and absolute discretion;

(vi)   the Transfer may be effected without registration under applicable federal and state securities laws, as determined by the Corporation in its sole and absolute discretion, and, if requested by the Corporation, the Transferring Shareholder has delivered to the Corporation a written opinion of counsel in form and substance satisfactory to that effect;

(vii)   the Transfer does not cause the Corporation or any of its Affiliates to be required to register as an investment company under the Investment Company Act of 1940, as amended, as determined by the Corporation in its sole and absolute discretion; and

(viii)   the Transfer does not cause the assets of the Corporation or any of its Affiliates to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974, as amended, or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Corporation or any of its Affiliates, as determined by the Corporation in its sole and absolute discretion.

ARTICLE III

Voluntary and Involuntary Transfers

Section 3.1   Permitted Transfers.

(a)   Notwithstanding anything in this Agreement to the contrary, this Article III (other than this Section 3.1) shall not apply to any of the following Transfers of Shares or rights or interests therein (each, a "Permitted Transfer"):

(i)   a Transfer to a spouse, parent, sibling, or descendant (including adoptive relationships, but excluding in-law relationships) (each, a "Permitted Family Member") of the Transferring Shareholder;

(ii)   a Transfer to a trust that, for the entire duration of the trust's ownership of Shares, meets the following requirements (a "Permitted Trust"): (x) the trust permits Shares to be distributed or further Transferred only to Persons (each, a "Permitted Transferee") who would be permitted to acquire such Shares in a Permitted Transfer from the Transferring Shareholder; and (y) the sole authority to vote the Shares is controlled by the Transferring Shareholder, a Permitted Transferee of the Transferring Shareholder, or an institutional trustee that owes fiduciary duties as such to the Transferring Shareholder or a Permitted Transferee of the Transferring Shareholder;

(iii)   a Transfer to a corporation, partnership, or limited liability company that, for the entire duration of its ownership of Shares, meets that following requirements (a "Permitted Entity"): (x) the shareholders, partners, or members of the corporation, partnership, or limited liability company, as the case may be, consist solely of the Transferring Shareholder and Permitted Transferees of the Transferring Shareholder; and (y) the sole authority to vote the transferred Shares is controlled by the Transferring Shareholder and Permitted Transferees of the Transferring Shareholder;

(iv)   a Transfer to the Corporation;

(v)   a Transfer pursuant to a purchase option exercised in accordance with the terms of this Agreement;

(vi)   a Transfer by a trust (including a Permitted Trust) to the grantor of such trust or any beneficiaries of such trust that would be Permitted Transferees of such grantor;

(vii)   a Transfer by an individual retirement account within the meaning of the Code to the account holder or any Permitted Transferee of that account holder;

(viii)   a Transfer by a 401(k) plan or other retirement plan that satisfies the requirements of Section 401(a) of the Code to the plan participant that directed the plan to acquire the Shares or any Permitted Transferee of that plan participant; and

(ix)   a Transfer that is otherwise designated as a "Permitted Transfer" by the Board of Directors in writing.

(b)   Notwithstanding anything to the contrary contained in this Agreement:

(i)   no Transfer shall be considered a "Permitted Transfer" unless and until the conditions set forth in Section 2.3 have been satisfied to the Corporation's satisfaction or otherwise waived by the Corporation in writing;

(ii)   with respect to any trust, corporation, partnership, or limited liability company that acquires any Shares in a Permitted Transfer under Section 3.1(a)(ii) (Permitted Trusts) or Section 3.1(a)(iii) (Permitted Entities), if at any time such trust, corporation, partnership, or limited liability company ceases to be a Permitted Trust or Permitted Entity under Section 3.1(a)(ii) or Section 3.1(a)(iii), respectively, then the trust, corporation, partnership, or limited liability company shall be deemed to have Transferred any Shares held by it, which deemed Transfer shall be subject to the provisions of this Agreement; and

(iii)   with respect to any Person who acquires any Shares in a Permitted Transfer, unless otherwise approved in writing by the Corporation, no subsequent Transfer of those Shares by that Person within one year after that Person's acquisition shall qualify as a "Permitted Transfer" unless the subsequent transferee would also have been a Permitted Transferee of the original Transferring Shareholder.

Section 3.2   Voluntary and Involuntary Transfers.

(a)   Except in the case of a Permitted Transfer or as otherwise approved in writing by the Corporation, before any Shares may be Transferred in any Transfer (whether a Voluntary Transfer or Involuntary Transfer), the Transferring Shareholder shall first comply with all of the following requirements.

(i)   In the case of a prospective Voluntary Transfer, the Transferring Shareholder shall obtain an Offer that the Transferring Shareholder, acting in good faith, is prepared to accept.

(ii)   The Transferring Shareholder shall offer, in writing, to sell to the Corporation all of the Transferring Shareholders' Shares at the purchase price per Share specified in Section 3.2(b), which offer to the Corporation shall be made by delivery of a notice (the "First Offer Notice") containing the following: (x) a detailed description of the proposed Transfer, including, without limitation, the Shares proposed to be Transferred, the name, address, and contact information of the proposed transferee, the purchase price per Share (in the case of a Voluntary Transfer), the circumstances giving rise to the Involuntary Transfer (in the case of a Involuntary Transfer), all of the other material terms of the proposed Transfer, and any other information reasonably requested by the Corporation; (y) a copy of the Offer obtained under Section 3.2(a)(i) (in the case of a Voluntary Transfer); and (z) an offer to sell all of the Transferring Shareholder's Shares to the Corporation in accordance with this Article III. In the case of a prospective Voluntary Transfer, the Transferring Shareholder shall deliver the First Offer Notice to the Corporation after the Transferring Shareholder receives an Offer that the Transferring Shareholder, acting in good faith, is prepared to accept. In the case of a prospective Involuntary Transfer, the Transferring Shareholder shall deliver the First Offer Notice to the

Corporation promptly upon, but in no event more than 30 calendar days after, the occurrence of the event giving rise to the prospective Involuntary Transfer.

(iii)   If the Corporation or its assignees do not exercise the Corporation's option to purchase all of the Transferring Shareholders' Shares under Section 3.3, the Transferring Shareholder shall offer, in writing, to sell to the Other Shareholders all of the Transferring Shareholders' remaining Shares for which the Corporation's option is not exercised at the purchase price per Share specified in Section 3.2(b), which offer to the Other Shareholders shall be made by delivery of a notice (the "Second Offer Notice") containing the following: (x) a copy of the First Offer Notice; (y) a description of the remaining amount of the Transferring Shareholder's Shares for which the Corporation's option was not exercised under Section 3.3; and (z) an offer to sell all of such remaining Shares to the Other Shareholders in accordance with this Article III. The Transferring Shareholder shall deliver the Second Offer Notice to the Other Shareholders within seven calendar days after the earlier of (i) the expiration of the 30-calendar day period set forth in Section 3.3 for the Corporation's purchase option, and (ii) the date on which the Corporation notified the Transferring Shareholder that the Corporation and its assignees were either (x) not going to purchase any of the Transferring Shareholder's Shares, or (y) going to purchase less than all of the Transferring Shareholder's Shares.

(b)   The purchase price per Share at which the Corporation and the Other Shareholders shall have the option to purchase the Transferring Shareholders' Shares shall be determined as follows:

(i)   in the case of a Voluntary Transfer, the purchase price per Share shall be the lower of (x) the purchase price per Share contained in the Offer, or (y) the Agreed Value Per Share as of the date of the First Offer Notice; and

(ii)   in the case of an Involuntary Transfer, the purchase price per Share shall be the lower of (x) the Agreed Value Per Share as of the date of the First Offer Notice, or (y) the Agreed Value Per Share as of the date the event giving rise to the prospective Involuntary Transfer.

(c)   In the event that a Transferring Shareholder fails to timely give any complying First Offer Notice or Second Offer Notice when required by this Section 3.2, the Corporation is hereby expressly authorized, but not required, to give any such required notice on the Transferring Shareholder's behalf, with a copy to the Transferring Shareholder, using such information as is readily available to the Corporation without duty of inquiry of investigation or liability for any inaccuracy or incompleteness of any such information. Any First Offer Notice or Second Offer Notice so given by the Corporation shall be binding upon the Transferring Shareholder unless withdrawn by the Corporation in its sole and absolute discretion.

Section 3.3   Option of the Corporation. For a period of 30 calendar days after receipt of a complying First Offer Notice, the Corporation shall have the option, exercisable by written notice to the Transferring Shareholder, to purchase all or any part of the Transferring Shareholder's Shares at the purchase price specified in Section 3.2(b) and on the Settlement terms and conditions specified in Article VII. The Corporation shall have the right to assign its option under this Section 3.3 to any Person or Persons, in whole or in part, by providing written notice to the Transferring Shareholder, and the Corporation's assignees shall have the right to exercise the Corporation's option under this Section 3.3 as if it were the Corporation.

Section 3.4   Options of Other Shareholders. For a period of 30 calendar days after receipt of a complying Second Offer Notice, each Other Shareholder shall have the option, exercisable by written notice to the Transferring Shareholder and the Corporation, to purchase all or any part of the Transferring Shareholder's Shares for which the Corporation's option was not exercised under Section 3.3 at the purchase price specified in Section 3.2(b) and on the Settlement terms and conditions specified in Article VII. If more than one Other Shareholder exercises its option under this Section 3.4, then the amount of Shares purchasable by each exercising Other Shareholder will be equal to the number represented by the ratio of that Other Shareholder's existing ownership of issued and outstanding Common Stock to the total amount of all issued and outstanding Common Stock then held by all Other Shareholders exercising their purchase option under this Section 3.4 (or, in such amounts as the exercising Other Shareholders may otherwise agree amongst themselves).

Section 3.5   Proceeding with Proposed Transfer. If, collectively, the options exercised under Section 3.3 and Section 3.4 would result in the purchase of less than all of the Transferring Shareholder's Shares proposed to be Transferred in the First Offer Notice, then, and only then, the Transferring Shareholder will be free for a period of 60 calendar days after the expiration of the option periods set forth in Section 3.3 and Section 3.4 to Transfer any remaining Shares for which options are not exercised under Section 3.3 and Section 3.4 to the prospective transferee named in the First Offer Notice at the price and upon the terms and conditions described in the First Offer Notice, provided that such Transfer may not occur unless and until all of the conditions set forth in Section 2.3 have been satisfied to the Corporation's satisfaction or otherwise waived by the Corporation in writing. Any of the Transferring Shareholder's remaining Shares that are not Transferred to the prospective transferee within this 60-day period will continue to be subject to all of the terms and conditions of this Agreement and the Transferring Shareholder will not be permitted to Transfer any or all of such Shares without again complying with the provisions of this Article III.

ARTICLE IV

Legal Proceedings Against Shareholders

Section 4.1   Legal Proceedings.

(a)   The Shareholders acknowledge and agree that the occurrence of any of the following events (each, an "Encumbrance Event") involving a Shareholder is reasonably likely to encumber or otherwise result in the eventual Transfer of that Shareholder's Shares, and, therefore, seriously affects the interests of the Corporation and the Shareholders, even though a Transfer may not have yet occurred:

(i)   any Shareholder is adjudicated bankrupt or makes an assignment for the benefit of creditors;

(ii) bankruptcy, insolvency, arrangement, debt adjustment, liquidation, or receivership proceedings in which any Shareholder is alleged to be insolvent or unable to pay the Shareholder's debts as they mature are instituted by or against the Shareholder;

(iii) any Shares of a Shareholder are attached and are not released within 30 days thereafter;

(iv) any judgment is obtained in any legal or equitable proceeding against a Shareholder (excluding a judgment resulting from a legal proceeding brought by a Shareholder or the Corporation, and other than a legal proceeding to enforce this Agreement) and the sale, transfer, or other disposition of any of the Shareholder's Shares is contemplated or threatened under legal process or a result of the judgment;

(v) any Shareholder becomes insolvent;

(vi) any Shareholder receives notice of a public, private, or judicial sale of all or any part of the Shares owned by that Shareholder;

(vii) a decree of divorce is entered with respect to any Shareholder or any Shareholder executes a property settlement agreement or any other action or event occurs in connection with a pending divorce proceeding and the effect of that decree of divorce, property settlement agreement, or other action or event is to attempt to grant rights to all or any part of any Shares to the Shareholder's former spouse;

(viii) any execution process is issued against any Shareholder or against any of the Shareholder's Shares;

(ix) any other form of legal proceeding is brought by which any Shares of any Shareholder may be sold, transferred, or otherwise disposed of, either voluntarily or involuntarily, other than as provided by this Agreement, excluding a legal proceeding brought by a Shareholder or the Corporation;

(x) any Shareholder fails to pay the purchase price for Shares purchased in connection with the exercise of a purchase option under this Agreement; or

(xi) any occurrence, event, or circumstances that, with or without the passage of time, is reasonably likely to result in any of the foregoing.

(b) Promptly upon, but in no event later than ten calendar days after, the occurrence of any Encumbrance Event, any Shareholder whose Shares are potentially impacted by the Encumbrance Event (the "Encumbered Shareholder") shall give written notice of such Encumbrance Event to the Corporation, which notice (the "Encumbrance Notice") shall contain the following: (x) a detailed description of the Encumbrance Event, the Shares impacted by the Encumbrance Event, and the details of any Transfer that may be reasonably anticipated to result from such Encumbrance Event, including the name, address, and contact information of any anticipated transferee, any anticipated consideration, all other material terms of such anticipated Transfer, and any other information reasonably requested by the Corporation; and (y) a copy of any documentation demonstrating the occurrence of the Encumbrance Event or otherwise reasonably requested by the Corporation in connection with the Encumbrance Event.

Section 4.2   Option of the Corporation. For a period beginning upon the occurrence of an Encumbrance Event and ending 30 calendar days after the Corporation's receipt of an Encumbrance Notice, the Corporation shall have the option, exercisable by written notice to the Encumbered Shareholder, to purchase all or any part of the Encumbered Shareholder's Shares at a purchase price per Share equal to the Agreed Value Per Share as of the date of the Encumbrance Event or Encumbrance Notice (whichever is lower) and on the Settlement terms and conditions specified in Article VII. The Corporation shall have the right to assign its option under this Section 4.2 to any Person or Persons, in whole or in part, by providing written notice to the Encumbered Shareholder, and the Corporation's assignees shall have the right to exercise the Corporation's option under this Section 4.2 as if it were the Corporation.

Section 4.3   Options of Other Shareholders. If the Corporation or its assignees do not exercise the Corporation's option to purchase all of the Encumbered Shareholders' Shares under Section 4.2, then, within 30 calendar days after the expiration of the Corporation's option period under Section 4.2, the Corporation may, in its sole and absolute discretion, extend such purchase option to all of the Other Shareholders at the same purchase price and on the same terms by providing written notice to the Encumbered Shareholder and each Other Shareholder. For a period of 30 calendar days after receipt of such notice, each Other Shareholder shall have the option, exercisable by written notice to the Encumbered Shareholder and the Corporation, to purchase all or any part of the Encumbered Shareholder's Shares that were not purchased by the Corporation under Section 4.2 at the same purchase price as was available to the Corporation under Section 4.2 and on the Settlement terms and conditions specified in Article VII. If more than one Other Shareholder exercises its option under this Section 4.3, then the amount of Shares purchasable by each exercising Other Shareholder will be equal to the number represented by the ratio of that Other Shareholder's existing ownership of issued and outstanding Common Stock to the total amount of all issued and outstanding Common Stock then held by all Other Shareholders exercising their purchase option under this Section 4.3 (or, in such amounts as the exercising Other Shareholders may otherwise agree amongst themselves).

Section 4.4   Shareholder's Option to Repurchase Encumbered Shares. If an Encumbered Shareholder sells such Encumbered Shareholder's Shares under this Article IV and a final judgment is entered, a settlement is reached, a legal proceeding is dropped or dismissed, or an Encumbrance Event is otherwise resolved with respect to such Encumbered Shareholder such that the sale of the Shares back to the Encumbered Shareholder will not cause any of those Shares to be subject to a possible Transfer due to an Encumbrance Event as determined by the Corporation in its sole and absolute discretion, then for a period of two months following the resolution of the Encumbrance Event that caused the Shares to be sold under this Article IV, the Encumbered Shareholder will have the option to repurchase not less than all of the Encumbered Shares from the Persons that purchased such Shares under this Article IV (or such lesser amount of Shares in such proportion as may be mutually agreed to by all of the purchasers thereof), at the same price per Share and on the same terms that such purchasers purchased the Shares from the Encumbered Shareholder under this Article IV.

Section 4.5   Transfer Restrictions Still Applicable. For the avoidance of doubt, all actual Transfers of Shares resulting from an Encumbrance Event shall continue to be subject to the provisions of this Agreement, including, without limitation, Article II and Article III.

ARTICLE V

Termination for Cause

Section 5.1   Option of the Corporation. With respect to any Shareholder who is an employee, director, or consultant of the Corporation, if any one of the Corporation's employment, director, or consulting relationships with such Shareholder (the "Terminated Shareholder") is terminated by the Corporation for Cause, then, for a period of 30 calendar days following such termination, the Corporation shall have the option, exercisable by written notice to the Terminated Shareholder, to purchase all or any part of the Terminated Shareholder's Shares at a purchase price equal to 75% of the Agreed Value Per Share as of the date of the termination and on the Settlement terms and conditions specified in Article VII. The Corporation shall have the right to assign its option under this Section 5.1 to any Person or Persons, in whole or in part, by providing written notice to the Terminated Shareholder, and the Corporation's assignees shall have the right to exercise the Corporation's option under this Section 5.1 as if it were the Corporation.

Section 5.2   Options of Other Shareholders. If the Corporation or its assignees do not exercise the Corporation's option to purchase all of the Terminated Shareholders' Shares under Section 5.1, then, within 30 calendar days after the expiration of the Corporation's option period under Section 5.1, the Corporation may, in its sole and absolute discretion, extend such purchase option to all of the Other Shareholders at the same purchase price and on the same terms by providing written notice to the Terminated Shareholder and each Other Shareholder. For a period of 30 calendar days after receipt of such notice, each Other Shareholder shall have the option, exercisable by written notice to the Terminated Shareholder and the Corporation, to purchase all or any part of the Terminated Shareholder's Shares that were not purchased by the Corporation under Section 5.1 at the same purchase price as was available to the Corporation under Section 5.1 and on the Settlement terms and conditions specified in Article VII. If more than one Other Shareholder exercises its option under this Section 5.2, then the amount of Shares purchasable by each exercising Other Shareholder will be equal to the number represented by the ratio of that Other Shareholder's existing ownership of issued and outstanding Common Stock to the total amount of all issued and outstanding Common Stock then held by all Other Shareholders exercising their purchase option under this Section 5.2 (or, in such amounts as the exercising Other Shareholders may otherwise agree amongst themselves).

Section 5.3   Cause. For purposes of this Article V, for any given Terminated Shareholder, the term "Cause" shall have the meaning specified in that Terminated Shareholder's employment agreement, consulting agreement, or similar agreement with the Corporation, if any. If the Terminated Shareholder has no such agreement or if there is no definition of "Cause" in such agreement, then that Terminated Shareholder's employment, consulting, or director relationship with the Corporation will be deemed to have terminated with "Cause" if such Terminated Shareholder is terminated by the Corporation for any of the following reasons: (a) the Shareholder's conviction of a felony or misdemeanor that the Corporation determines, in its discretion, will or may adversely affect the Corporation's business or reputation; (b) the Shareholder's demonstrable fraud or dishonesty; (c) the Shareholder's use, possession, or being impaired by or under the influence of illegal drugs or controlled substances on the Corporation's property or while employed by or performing services for the Corporation; (d) the Shareholder's intentional, reckless, or grossly negligent conduct, which is detrimental to the best interests of the Corporation, including, without limitation, any misappropriation or unauthorized use of the Corporation's property; (e) the Shareholder's acceptance or use of kickback payments, as defined in 26 USCA Article 162(c); (f) the Shareholder's failure or a willful refusal to comply with the policies, standards, and directives of the Corporation; and (g) the Shareholder's failure or refusal in any material respect, to perform his duties as determined by the Corporation. The existence of Cause shall be conclusively determined by the Corporation.

ARTICLE VI

Breach of Agreement

Section 6.1   Option of the Corporation. If any Shareholder (a "Breaching Shareholder") breaches this Agreement and fails to cure such breach to the Corporation's satisfaction within 30 days after receipt of written notice of the breach from the Corporation, then, for a period of 30 calendar days following the expiration of such cure period, the Corporation shall have the option, exercisable by written notice to the Breaching Shareholder, to purchase all or any part of the Breaching Shareholder's Shares at a purchase price equal to 75% of the Agreed Value Per Share as of the date of the termination and on the Settlement terms and conditions specified in Article VII. The Corporation shall have the right to assign its option under this Section 6.1 to any Person or Persons, in whole or in part, by providing written notice to the Breaching Shareholder, and the Corporation's assignees shall have the right to exercise the Corporation's option under this Section 6.1 as if it were the Corporation.

Section 6.2   Options of Other Shareholders. If the Corporation or its assignees do not exercise the Corporation's option to purchase all of the Breaching Shareholders' Shares under Section 6.1, then, within 30 calendar days after the expiration of the Corporation's option period under Section 6.1, the Corporation may, in its sole and absolute discretion, extend such purchase option to all of the Other Shareholders at the same purchase price and on the same terms by providing written notice to the Breaching Shareholder and each Other Shareholder. For a period of 30 calendar days after receipt of such notice, each Other Shareholder shall have the option, exercisable by written notice to the Breaching Shareholder and the Corporation, to purchase all or any part of the Breaching Shareholder's Shares that were not purchased by the Corporation under Section 6.1 at the same purchase price as was available to the Corporation under Section 6.1 and on the Settlement terms and conditions specified in Article VII. If more than one Other Shareholder exercises its option under this Section 6.2, then the amount of Shares purchasable by each exercising Other Shareholder will be equal to the number represented by the ratio of that Other Shareholder's existing ownership of issued and outstanding Common Stock to the total amount of all issued and outstanding Common Stock then held by all Other Shareholders exercising their purchase option under this Section 6.2 (or, in such amounts as the exercising Other Shareholders may otherwise agree amongst themselves).

ARTICLE VII

Settlement

Section 7.1   Time and Place of Settlement. Except as otherwise provided in this Agreement, the Settlement for the purchase of Shares by the Corporation or by one or more Shareholders upon the exercise of any given purchase option under this Agreement shall be held within 60 days after the date of the exercise of that option at the principal office of the Corporation during regular business hours, unless otherwise agreed to by all of the parties to that Settlement. The precise date and hour of the Settlement will be fixed (within the time limits specified herein) by the purchaser of the Shares (the "Purchaser") upon at least seven days' written notice to the seller of the Shares (the "Seller"). If more than one Purchaser is involved in a Settlement and the Purchasers cannot agree on a time of the Settlement, the precise time of the Settlement will be fixed by the Corporation (within the time limits specified herein) upon at least seven days' written notice to the Purchasers and the Seller.

Section 7.2   Delivery of Stock Certificate and Related Documentation. If any Shares are purchased in connection with the exercise of any purchase option under this Agreement, the Seller shall deliver to the Purchaser or Purchasers at the Settlement the original certificate(s) representing the Shares being sold, duly endorsed for transfer or with duly executed transfer powers attached, with any necessary documentary and transfer tax stamps affixed by the Seller. The Seller shall deliver such additional documentation and make such customary representations and warranties concerning the Seller's ownership of the Shares and authority to Transfer the Shares to the Purchaser as may be reasonably requested by the Purchaser.

Section 7.3   Payment of Purchase Price. Except as otherwise agreed to in writing between the Purchaser and the Seller, the purchase price for any Shares purchased in connection with the exercise of any purchase option under this Agreement shall be paid as follows: 20% of the purchase price shall be paid by the Purchaser at Settlement in cash or other immediately available funds, with the remainder being paid by the Purchaser pursuant to the terms of a mutually agreeable promissory note executed and delivered by the Purchaser to the Seller at Settlement, which promissory note shall require the balance to be paid in 20 equal quarterly installments of principal and simple interest at a per annum rate equal to the Prime Rate on the date of Settlement, in the case of an option exercised under Article III or Article IV, or a per annum rate that is one hundred basis points less than the Prime Rate on the date of Settlement, in the case of an option exercised under Article V or Article VI. The promissory note will provide that it may be prepaid, in whole or in part, at any time or from time to time, without penalty. If the Purchaser and the Seller cannot agree on a form of promissory note, the form will be prescribed by the Corporation (consistent with the terms specified in this Agreement).

Section 7.4   Stock Pledge Agreement. Except as otherwise agreed to in writing between the Purchaser and the Seller, each Purchaser who at Settlement delivers a promissory note for any portion of the purchase price for Shares being purchased at such Settlement shall execute and deliver to the Seller a mutually agreeable stock pledge agreement securing the Purchaser's obligations under such promissory note, together with certificate(s) representing that number of Shares as bears the same ratio to the total number of Shares purchased as the amount of such unpaid balance bears to the total purchase price, together with transfer powers duly executed in blank. Upon payment of the unpaid balance of the purchase price and any interest due thereon, the Seller shall deliver the certificate(s) to the Purchaser. If the Purchaser and the Seller cannot agree on a form of stock pledge agreement, the form will be prescribed by the Corporation (consistent with the terms specified in this Agreement).

Section 7.5   Agreed Value Per Share.

(a)   The "Agreed Value Per Share" for a Share as of any given time will the amount that a willing buyer having all relevant knowledge would pay a willing seller for such Share in an arm's length transaction, as determined by the Board of Directors based on such factors as the Board of Directors considers relevant. Except as otherwise determined by the Board of Directors, with respect to any Stock Equivalent that contains an exercise or strike price to purchase Shares, the "Agreed Value Per Share" for such Stock Equivalent will be the then current Agreed Value Per Share minus the per Share exercise or strike price.

(b)   If in connection with a particular Settlement the Seller, acting in good faith, reasonably believes that the Agreed Value Per Share determined by the Board of Directors under Section 7.5(a) does not fairly represent the then-current fair market value of a Share, then the Seller may dispute the Board of Directors' determination of the Agreed Value Per Share by giving written notice to the Corporation at least seven days prior to the Settlement specifying the amount that the Seller, in good faith, reasonably believes represents the fair market value of a Share and the basis therefore. Following the Corporation's receipt of such a dispute notice, the Corporation and the Seller shall negotiate such fair market value in good faith for a period of 15 days and any amount to which they mutually agree in writing shall be the "Agreed Value Per Share" for purposes of that particular Settlement. If the Corporation and the Seller are unable to mutually agree on the fair market value of a Share during that 15-day period, then the Corporation shall retain, at the Seller's sole cost and expense, up to three professional valuation experts of the Corporation's choosing to determine the fair market value of a Share as of the relevant time for its determination under this Agreement. Such valuation expert or experts shall be skilled and experienced in the valuation of businesses like the Corporation. The arithmetic mean of the amounts determined by the valuation experts retained under this Section 7.5(b) for a given Settlement shall be the "Agreed Value Per Share" for purposes of that particular Settlement, even if such amount is less than the original Agreed Value Per Share determined by the Board of Directors.

(c)   The Corporation shall, at the Seller's sole cost and expense, give written notice to all Purchasers in a particular Settlement of any change in the purchase price as a result of Section 7.5(b), and, unless otherwise agreed to by all parties to that Settlement, the date of the Settlement shall be extended to the date that is 15 days after the date such notice is given. In the event that there is any increase in the purchase price for a particular Settlement as a result of Section 7.5(b), then each Purchaser in that Settlement shall have the right to rescind its election to exercise its option with respect to all or any portion of the Shares to be purchased by such Purchaser in that Settlement by providing written notice to the Corporation and all parties to the Settlement at least ten days prior to the Settlement, and the remaining Purchasers shall have the right to purchase their pro rata share of any Shares that the withdrawn Purchaser was to have purchased by providing written notice to the Corporation and all parties to the Settlement at least five days prior to the Settlement.

ARTICLE VIII

Non-Disclosure, Non-Interference, Non-Solicitation, and Non-Disparagement

Section 8.1   Non-Disclosure.

(a)   Each Shareholder acknowledges that the businesses of the Corporation and its Affiliates are highly competitive and that the Proprietary and Confidential Information is valuable information that is confidential, unique, and specific to the Corporation and its Affiliates, as the case may be. Each Shareholder further acknowledges that protection of such Proprietary and Confidential Information against unauthorized disclosure and use is of critical importance to the Corporation and its Affiliates in maintaining their competitive position. Each Shareholder agrees to not, at any time during or after such Shareholder's ownership of Shares, disclose to others, permit to be disclosed, use, permit to be used, copy, or permit to be copied, any Proprietary and Confidential Information without the prior written consent of the Corporation.

(b)   The prohibitions of this Section 8.1 shall not apply to information in the public domain (but only if the same becomes part of the public domain through means other than a disclosure prohibited hereunder), and a disclosure shall be deemed authorized by the Corporation in the event that disclosure is required by law or by a court of competent jurisdiction, provided, however, that the Shareholder shall, to the extent practicable and lawful in any such event, give prior notice to the Corporation of the Shareholder's intent to disclose any such Proprietary and Confidential Information in such context so as to allow the Corporation or its Affiliates an opportunity (which the Shareholder will not oppose) to obtain such protective orders or similar relief with respect thereto as may be deemed appropriate.

Section 8.2   Non-Interference. Each Shareholder agrees not to, directly or indirectly, induce, solicit, or persuade or attempt to induce, solicit, or persuade any customer, vendor, or supplier of the Corporation or any of its Affiliates to cease, take away, or reduce the amount of business it conducts or will conduct with the Corporation or any of its Affiliates, or otherwise interfere or attempt to interfere with the relationship between the Corporation and its Affiliates and their respective current and prospective customers, vendors, suppliers, and investors.

Section 8.3   Non-Solicitation. Each Shareholder agrees not to, directly or indirectly, (a) solicit or induce any employee or independent contractor of the Corporation or any of its Affiliates to terminate any relationship with the Corporation or any of its Affiliates, (b) solicit or contact for the purposes of offering employment or compensation to, or cause any other Person to solicit or contact for the purposes of offering employment or compensation to, any employee or independent contractor of the Corporation or any of its Affiliates, except through a solicitation addressed to the general public, or (c) otherwise interfere in any manner whatsoever with the relationship between the Corporation and its Affiliates, on the one hand, and their respective employees and independent contractors, on the other hand.

Section 8.4   Non-Disparagement. Each Shareholder agrees not to make to any Person, including, but not limited to, any current, former, or prospective employee, consultant, independent contractor, investor, customer, vendor, or supplier, any statement that disparages the

Corporation or any of its Affiliates or any of the Corporation's or its Affiliates' respective officers, directors, shareholders, or employees.

ARTICLE IX

Term and Termination of Agreement

Section 9.1   Term and Termination. Unless terminated sooner in accordance with Section 10.8, the term of this Agreement will continue until such time as none of the Shareholders holds any Shares, at which point this Agreement will automatically terminate, without any further action by any Person.

ARTICLE X

General Provisions

Section 10.1   Legend. In addition to any other legend required by applicable law, all certificates representing issued and outstanding Shares shall bear a legend substantially in the following form:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A SHAREHOLDERS' AGREEMENT AMONG THE CORPORATION AND ITS SHAREHOLDERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE CORPORATION. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH SHAREHOLDERS' AGREEMENT.

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

Section 10.2   Legal Impediment of the Corporation Shareholder Vote.   If the Corporation cannot legally purchase Shares without a vote of the Shareholders at any time when the Corporation desires or is obligated to purchase Shares of any Shareholder under the terms of this Agreement, then the Corporation and the Shareholders, including the personal representative of any deceased Shareholder, agree to vote their respective Shares so as to allow the Corporation to take all steps permitted or required under the laws of Nevada, as they may be amended from time to time, to enable the Corporation to purchase those Shares.

Section 10.3   Enforcement of Rights, Obligations, and Remedies.   The Shares are unique and any violation of this Agreement could result in injury to the Corporation and each of the Shareholders, which injury is irreparable and difficult to quantify. Therefore, the Corporation and each of the Shareholders has the right and privilege to obtain, in addition to all of the other remedies which may be available under applicable law, equitable relief, including, but not limited to, the specific enforcement of this Agreement, in the event of any actual or attempted violation.

Section 10.4   Copy of Agreement to be Kept on File. The Corporation will keep on file at its principal executive office(s), and will exhibit to any Shareholder or the Shareholder's duly authorized representative, at any and all reasonable times, an executed copy of this Agreement (together with any and all amendments thereto) and a copy of the Corporation's most recent fiscal year end balance sheet and income statement. The Corporation also will mail, without charge, a copy of this Agreement to any Shareholder within five days after receiving a written request therefor.

Section 10.5   Subsequent Shareholders to Become Bound. Before any Person not a party to this Agreement may be entitled to be a Shareholder of the Corporation, that Person will be required first to execute and deliver to the Corporation an agreement in form and substance satisfactory to the Corporation under which such Person agrees to be bound by all of the terms and conditions of this Agreement (as it may be amended from time to time), and the failure of that Person to do so will preclude that Person from becoming a Shareholder of the Corporation.

Section 10.6   Spouses to Become Bound. All natural persons who are or become a party to this Agreement as a Shareholder who are married or become married will use his or her best efforts to cause his or her spouse to sign the Consent of Spouse attached to this Agreement as Exhibit A. The failure of any married Shareholder to obtain a Consent of Spouse from his or her spouse will be considered a breach of this Agreement.

Section 10.7   Discretion of the Corporation and Board of Directors. Unless otherwise expressly indicated this Agreement, in any matter permitting or requiring the decision, approval, consent, or agreement of the Corporation or the Board of Directors under this Agreement, the Corporation and Board of Directors shall have the sole and absolute discretion to give, withhold, and condition any such decision, approval, consent, or agreement in any manner whatsoever, whether considered reasonable or unreasonable. Any decision, approval, consent, agreement, or action of the Corporation shall be made by or through the Board of Directors or one or more authorized officers of the Corporation.

Section 10.8   Entire Agreement; Amendment, Modification, Termination. This Agreement contains the final and complete understanding among the parties with respect to the subject matter contained in this Agreement, and supersedes all prior and contemporaneous agreements and understandings, inducements and conditions, express or implied, oral or written, including, without limitation, the Original Shareholders' Agreement. This Agreement may be amended, modified, or terminated only by a written agreement among the Corporation and Shareholders owning, in the aggregate, greater than 66.67% of the then issued and outstanding Common Stock. Notwithstanding anything in this Section 10.8 to the contrary, the Corporation, with the approval of the Board of Directors, may, without any consent, approval, authorization, or other action of any Shareholder, amend this Agreement for any of the following purposes: (a) to the extent reasonably necessary for this Agreement to comply with any applicable law; and (b) to make clerical, typographical, and similar non-substantive changes and modifications that do not have a material adverse effect on any of the Shareholders (as conclusively determined by the Board of Directors).

Section 10.9   Controlling Law. This Agreement will be governed by and construed in accordance with the laws of the State of Nevada, notwithstanding any Nevada or other conflict-of-laws rules to the contrary.

Section 10.10 Notices. Unless otherwise specifically stated herein, all notices, requests, demands, and other communications required or permitted under this Agreement will be in writing and will be deemed to have been duly given, made, and received when delivered against receipt, one business day after being sent by nationally recognized overnight courier for next business day delivery, or three business days after being sent by registered or certified mail, in each case postage prepaid, addressed to the Corporation or the Shareholders at such addresses as appear on the records of the Corporation. Any party may alter the address to which notices are to be sent under this Section 10.10 by giving notice of that change of address in conformity with the provisions of this Section 10.10 for the giving of notice.

Section 10.11 Binding Nature of Agreement; No Assignment. This Agreement will be binding upon and inure to the benefit of the parties and their respective heirs, personal representatives, successors, and assigns, except that no party may assign or transfer his, her, or its rights or obligations under this Agreement without the prior written consent of the other parties, whether they are parties to this Agreement as of the date first written above, or later become parties to this Agreement.

Section 10.12 Reasonableness   of   Restrictions;   Severability.   Each   Shareholder acknowledges that the restrictions set forth in this Agreement (including, without limitation, those contained in Article II and Article VIII) are reasonable and necessary to protect the Proprietary and Confidential Information, employee relationships, and goodwill of the Corporation and its Affiliates, and that the Corporation is permitting Shareholders to hold Shares in reliance upon the covenants and agreements of the Shareholders set forth in this Agreement. If, at any time, any such restriction shall be finally adjudicated to be invalid or unenforceable by a court of competent jurisdiction, the parties hereby agree that the court making that determination will have the power to reduce the scope, duration, or area of the invalid or unenforceable restriction, to delete specific words or phrases that render any such restriction invalid or unenforceable, or to otherwise replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. Further, if a court of competent jurisdiction determines that any other provision of this Agreement is invalid or unenforceable as written, such court may interpret, construe, rewrite, or revise such provision, to the fullest extent allowed by law, so as to make it valid and enforceable consistent with the intent of the parties hereto. This Agreement will be enforceable as modified under this Section 10.12. The parties further agree that if any court of competent jurisdiction holds that any provision of this Agreement is invalid or unenforceable, the remaining parts of this Agreement will nevertheless continue to be valid and enforceable. The provisions of this Agreement are independent of and severable from each other, and no provision will be affected or rendered invalid or unenforceable by virtue of the fact that any other provision is invalid or unenforceable in whole or in part.

Section 10.13 <u>Numbers of Days</u>. In computing the number of days for purposes of this Agreement, all days will be counted, including Saturdays, Sundays, and legal holidays in the State of Nevada. But, if the final day of any time period falls on a Saturday, Sunday, or day that is a legal holiday in the State of Nevada, then the final day will be the next day that is not a Saturday, Sunday, or day that is a legal holiday in the State of Nevada.

Section 10.14 <u>Electronic Signature; Counterparts</u>. This Agreement may be executed and delivered by electronic means (including by attachment to electronic email) and in one or more counterparts, each of which will be deemed an original, and all of which together will constitute one and the same instrument.

[Signatures appear on the following pages.]

The undersigned parties have executed and delivered this Agreement and it is effective as of the date first written above.

CORPORATION:
PLASMOLOGY4, INC.



By: ______________________________
Robert M. Hummel
Its: Chief Executive Officer

Date: April 16, 2015

[*Signatures of Signing Shareholders appear on the following pages.*]

[CORPORATION SIGNATURE PAGE TO
FIRST AMENDED AND RESTATED SHAREHOLDERS' AGREEMENT]

FRANCISCO V. AGUILAR
Secretary of State

GABRIEL DI CHIARA
Chief Deputy

STATE OF NEVADA



OFFICE OF THE SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Certified Copy

5/17/2023 8:55:49 AM

Work Order Number:	W2023051700346
Reference Number:	20233202072
Through Date:	5/17/2023 8:55:49 AM
Corporate Name:	PLASMOLOGY4, INC.

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number	Description	Number of Pages
20110913455-91	Amended and Restated Articles	4



Respectfully,

FRANCISCO V. AGUILAR
Nevada Secretary of State

Certified By: Walter Avila
Certificate Number: B202305173658031
You may verify this certificate
online at **http://www.nvsos.gov**



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov



090501

Filed in the Office of	Business Number E0087342010-9
[signature]	Filing Number 20110913455-91
Secretary of State	Filed On 12/28/2011
State Of Nevada	Number of Pages 4

Certificate to Accompany Restated Articles or Amended and Restated Articles
(PURSUANT TO NRS)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

This Form is to Accompany Restated Articles or Amended and Restated Articles of Incorporation
(Pursuant to NRS 78.403, 82.371, 86.221, 87A, 88.355 or 88A.250)

(This form is also to be used to accompany Restated Articles or Amended and Restated Articles for Limited-Liability Companies, Certificates of Limited Partnership, Limited-Liability Limited Partnerships and Business Trusts)

1. Name of Nevada entity as last recorded in this office:

Cold Plasma Medical Technologies, Inc.

2. The articles are: (mark only one box) ☐ Restated   ☒ Amended and Restated

Please entitle your attached articles "Restated" or "Amended and Restated," accordingly.

3. Indicate what changes have been made by checking the appropriate box:*

☐ No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: [   ]
   The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☐ The entity name has been amended.

☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)

☐ The purpose of the entity has been amended.

☒ The authorized shares have been amended.

☐ The directors, managers or general partners have been amended.

☐ IRS tax language has been added.

☐ Articles have been added.

☐ Articles have been deleted.

☐ Other. The articles or certificate have been amended as follows: (provide article numbers, if available)

[   ]

4. Effective date and time of filing: (optional)   Date: [   ]   Time: [   ]
   (must not be later than 90 days after the certificate is filed)

* This form is to accompany Restated Articles or Amended and Restated Articles which contain newly altered or amended articles. The Restated Articles must contain all of the requirements as set forth in the statutes for amending or altering the articles for certificates.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Restated Articles
Revised: 8-31-11

CERTIFICATE

TO ACCOMPANY

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

COLD PLASMA MEDICAL TECHNOLOGIES, INC.

FIRST: The name of the corporation is Cold Plasma Medical Technologies, Inc. The original Articles of Incorporation were filed on February 26, 2010, Document No. 20100125831-23.

SECOND: Attached hereto as Exhibit A is a copy of the Amended and Restated Articles of Incorporation of the Corporation fully restated to include all amendments to the Articles of Incorporation through the date of filing of this document.

THIRD: The Amended and Restated Articles of Incorporation of the Corporation were adopted by the Board of Directors of the Corporation as of the 20th day of December 2011.

FOURTH: The Amended and Restated Articles of Incorporation were approved by the shareholders of the Corporation in the manner prescribed by the Nevada Revised Statutes. The designation and number of shares of the Corporation issued and outstanding at the time of such adoption were 32,513,747 shares, all of which were entitled to vote and 26,726,603 of which were cast in favor of the Amended and Restated Articles of Incorporation.

DATED: December 20, 2011.

COLD PLASMA MEDICAL
TECHNOLOGIES, INC., a Nevada
corporation



By: _____
David J. Jacofsky, Secretary

EXHIBIT A

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
COLD PLASMA MEDICAL TECHNOLOGIES, INC.

Pursuant to the Nevada Revised Statutes, the following Amended and Restated Articles of Incorporation are adopted for such corporation:

FIRST: The name of the corporation is Cold Plasma Medical Technologies, Inc. The original Articles of Incorporation were filed on February 26, 2010, Document No. 20100125831-23.

SECOND: The name of the registered agent for service of process is The Corporation Trust Company of Nevada.

THIRD: The aggregate number of shares which the corporation will have authority to issue is 200,000,000 common shares, with a par value of $0.001 per share. Except as may otherwise be expressly required by applicable law at the time, each share of common stock will entitle its holder to one vote and the holder will have full participation rights in respect to both dividends declared and distributions of the corporation's assets upon liquidation, dissolution, or otherwise. Of the common shares of capital stock hereinbefore authorized, 10,000,000 shares, with a par value of $0.001 per share, will be designated as "Series A Common Stock." Except as may otherwise be expressly required by applicable law at the time, each share of "Series A Common Stock" will entitle its holder to one vote and the holder will have full participation rights in respect to both dividends declared and distributions of the corporation's assets upon liquidation, dissolution, or otherwise. If, at any time, the corporation proposes to register any of its equity securities under the Securities Exchange Act of 1933, as amended, each holder of "Series A Common Stock" will receive notice by registered mail, at least 30 days prior to the filing of each such registration statement, of the corporation's intention to do so. The holder of "Series A Common Stock" will have 20 days after receipt of any such notice to notify the corporation of its desire to include its share or shares of "Series A Common Stock" in such proposed registration statement. Notwithstanding the foregoing, the corporation will have the right at any time after it has given written notice of its intent to register any of its equity securities (irrespective of whether a written request for inclusion of any such securities will have been made) to elect not to file any such proposed registration statement, or to withdraw the same after the filing but prior to the effective date thereof. If such registration is an underwritten primary registration on behalf of the corporation, and the managing underwriters advise the corporation in writing that in their reasonable opinion, based upon market conditions, the number of securities requested to be included in such registration exceeds the number which can be sold in such offering, the corporation will include in such registration (i) first, the securities the corporation proposes to sell, (ii) second, the shares of "Series A Common Stock" requested to be included in such registration, and (iii) third, other securities to be included in such registration.

FOURTH: The board of directors is vested with the authority to prescribe the classes, series, and number of each class or series of stock and the voting powers, designations, preferences, limitations, restrictions, and relative rights of each class or series of stock.

FIFTH: The name and address of each person who is to serve as a director until his or her successor is elected and qualified are:

Name	Address
David J. Jacofsky	8502 East Princess Drive, Suite 210 Scottsdale, Arizona 85255
Ron Lawson	8502 East Princess Drive, Suite 210 Scottsdale, Arizona 85255
Kevin McDowell	8502 East Princess Drive, Suite 210 Scottsdale, Arizona 85255
Ronald D. Robinson	8502 East Princess Drive, Suite 210 Scottsdale, Arizona 85255
Gregory A. Watson	8502 East Princess Drive, Suite 210 Scottsdale, Arizona 85255

SIXTH: The purpose of the corporation is to conduct any lawful activity.

DATED: December 20, 2011.

FRANCISCO V. AGUILAR
Secretary of State

GABRIEL DI CHIARA
Chief Deputy

STATE OF NEVADA



OFFICE OF THE SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Certified Copy

5/17/2023 8:55:52 AM

Work Order Number:	W2023051700346
Reference Number:	20233202072
Through Date:	5/17/2023 8:55:52 AM
Corporate Name:	PLASMOLOGY4, INC.

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number	Description	Number of Pages
20140815169-07	Amendment	1



Respectfully,

FRANCISCO V. AGUILAR
Nevada Secretary of State

Certified By: Walter Avila
Certificate Number: B202305173658033
You may verify this certificate
online at **http://www.nvsos.gov**



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

090203

Filed in the Office of	Business Number E0087342010-9
[signature]	Filing Number 20140815169-07
Secretary of State	Filed On 12/18/2014
State Of Nevada	Number of Pages 1

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Cold Plasma Medical Technologies, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article FIRST is amended in its entirety to read as follows:

FIRST: The name of the corporation is Plasmology4, Inc. The original Articles of Incorporation were filed on February 26, 2010, Document No. 20100125831-23; Amended and Restated Articles of Incorporation were filed on December 28, 2011 at Document No. 20110913455-91.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 23,097,001 shares

4. Effective date and time of filing: (optional)   Date: Dec. 3, 2014   Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)



X _____

Signature of Officer   Robert Hummel, CEO and Treasurer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 11-27-13